UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 2, 2012

Commission File Number : 000-30354

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower I, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F             ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a circular to the shareholders of the Company relating to a very substantial disposal and Notice of Extraordinary General Meeting (the “EGM”) together with a form of proxy for the EGM.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Lai Ni Quiaque
Name:	Lai Ni Quiaque
Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: May 2, 2012

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect about this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in City Telecom (H.K.) Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee, or to the bank or stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 1137)

VERY SUBSTANTIAL DISPOSAL

A notice convening an extraordinary general meeting (“EGM”) of the Company to be held at The Ballroom Three, 18th Floor, The Mira Hong Kong, 118 Nathan Road, Tsim Sha Tsui, Kowloon, Hong Kong on 25 May 2012 at 12:00 noon is set out on pages 64 to 66 of this circular. Whether or not you are able to attend the meeting in person, you are advised to read the notice and complete the enclosed form of proxy in accordance with the instructions printed thereon and return the same to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, No. 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the EGM or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending and voting in person at the EGM (or any adjournment thereof) should you so wish.

2 May 2012

i

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“Agreements”	means the Telecom Group Agreement and the Guangzhou Agreement;

“Announcement”	means the announcement of the Company dated 11 April 2012 in relation to, inter alia, the Disposal and the Reorganisation in contemplation of the Disposal;

“Asia Pacific Cable Network 2”	means the submarine cable network in which the Company has an ownership interest under the Asia Pacific Cable Network 2 Construction & Maintenance Agreement dated 18 April 2000 (as amended);

“ATV”	means Asia Television Limited;

“bbTV”	means the IP-TV services provided by HKBN;

“Board”	means the board of Directors;

“Broadcasting Authority”	means the Hong Kong Broadcasting Authority, which ceased to function on 31 March 2012 and whose powers and duties have been transferred to the Communications Authority;

“Business Day”	means a day on which licensed banks in Hong Kong are generally open for business (excluding Saturday);

“Communications Authority”	means the independent statutory body established under the Communications Authority Ordinance (Chapter 616 of the Laws of Hong Kong) on 1 April 2012, which is a unified regulatory body that oversees the converging telecommunications and broadcasting sectors in Hong Kong;

“Companies Ordinance”	means the Companies Ordinance, Chapter 32 of the Laws of Hong Kong;

“Company”	means City Telecom (H.K.) Limited (Stock Code 1137);

“Completion”	means completion of the disposal of the Telecom Group in accordance with the terms and conditions of the Telecom Group Agreement;

“connected person(s)”	has the meaning ascribed to it in the Listing Rules;

DEFINITIONS

“CTI Guangzhou”	means CTI Guangzhou Customer Services Co. Ltd.;

“Director(s)”	means the director(s) of the Company;

“Disposal”	means the disposal of the Telecom Group by the Company to the Purchaser and the disposal of the entire equity interest of the Company in CTI Guangzhou to the Guangzhou Purchaser pursuant to the terms of the Telecom Group Agreement and Guangzhou Agreement, respectively;

“Disposal Group”	means the Telecom Group after the Reorganisation and CTI Guangzhou;

“EGM”	means the extraordinary general meeting of the Company to be convened for the Shareholders to consider and, if thought fit, approve (i) the Agreements and the transactions contemplated thereunder (including but not limited to the Disposal and the Reorganisation) and (ii) the amendment of the vesting period of 9,526,128 outstanding share options held by the Excluded Directors;

“Excluded Directors”	means Mr. Lai Ni Quiaque (Executive Director of the Company and Chief Financial Officer of the Group) and Mr. Yeung Chu Kwong, William (Executive Director of the Company and Chief Executive Officer of the Group);

“FTNS”	means fixed telecommunications network services;

“Group”	means the Company together with its subsidiaries prior to completion of the Disposal (or where the context so require, excluding the Disposal Group);

“Guangzhou Agreement”	means the sale and purchase agreement dated 19 April 2012 entered into by the Company and the Guangzhou Purchaser in relation to the disposal of the entire equity interest of the Company in CTI Guangzhou;

“Guangzhou Completion”	means completion of the sale and purchase of all equity interest in CTI Guangzhou in accordance with the terms of the Guangzhou Agreement;

DEFINITIONS

“Guangzhou Consideration”	means the consideration of HK$61.00 million under the Guangzhou Agreement for the disposal of CTI Guangzhou;

“Guangzhou Purchaser”	means Metropolitan Light (HK) Company Limited, a company incorporated in Hong Kong and a wholly owned subsidiary of the Purchaser;

“HK$”	means Hong Kong dollars, the lawful currency of Hong Kong;

“HKBN”	means Hong Kong Broadband Network Limited;

“Hong Kong”	means the Hong Kong Special Administrative Region of the People’s Republic of China;

i-CABLE”	means i-CABLE Communications Limited;

“IP–TV services”	means pay-television services through Internet Protocol;

“Japan-US Cable Network”	means the submarine cable network in which the Company has an ownership interest under the Japan- US Cable Network Construction & Maintenance Agreement dated 31 July 1998 (as amended);

“Judgment”	means the judgment of the High Court of Hong Kong dated 6 March 2012 in Asia Television Ltd v Chief Executive in Council (HCAL No. 20 of 2012) in relation to the application by Asia Television Ltd for leave to apply for judicial review of the decision made by the Chief Executive in Council on 10 November 2011 in respect of the granting of new domestic free television programme service licences to the Company and two other applicants;

“Latest Practicable Date”	means 27 April 2012;

“Listing Rules”	means the Rules Governing the Listing of Securities on the Stock Exchange;

DEFINITIONS

“Multimedia Business” or “Remaining Business”	means the business of the Group immediately after completion of the Disposal, being essentially the multimedia production and contents distribution business of the Company, including but not limited to the offer of free TV programming, multimedia and drama productions, contents distribution and other related services;

“Multimedia Centre”	means the multimedia production and distribution centre to be built by the Company on land granted by Hong Kong Science and Technology Parks Corporation at Tseung Kwan O Industrial Estate;

“PCCW”	means PCCW Limited;

“PRC”	means the People’s Republic of China, excluding for the purposes of this circular, Hong Kong, the Macau Special Administrative Region of the People’s Republic of China and Taiwan;

“Purchaser”	means Metropolitan Light Company Limited;

“Relevant Employees”	means any senior employee of the Company who is a Shareholder and will be entitled to a management bonus upon Completion;

“Remaining Group”	means the Group after completion of the Disposal;

“Reorganisation”	means the business reorganisation and separation steps as described in the section headed “Business Reorganisation and Separation in relation to the Disposal” of this circular;

“Retained Properties”	means certain workshops located on the 12th to 16th floors and certain roof units on the 17th floor of Trans Asia Centre, 18 Kin Hong Street, Kwai Chung, New Territories, Hong Kong and the 14th floor and a lorry car parking space on the 1st floor of Mita Centre, Nos. 552–566 Castle Peak Road, Kwai Chung, New Territories, Hong Kong;

“Savills”	means Savills Valuation and Professional Services Limited;

“SBO Licence”	means a service-based operator licence issued by the Telecommunications Authority of Hong Kong;

DEFINITIONS

“Shareholder(s)”	means holder(s) of the Share(s);

“Shareholder’s Loans”	means (i) the HK$1,000.00 million loan from the Company to HKBN pursuant to the loan agreement between the Company and HKBN dated 7 October 2005, of which approximately HK$625.86 million was outstanding as of the date of the Telecom Group Agreement and (ii) the outstanding amount of other intercompany balances owed by HKBN or City Telecom International Limited to the Company;

“Shares”	means shares of the Company;

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited;

“Telecom Business”	means all of the businesses of the Telecom Group, including FTNS business and IDD business in Hong Kong and Canada;

“Telecom Companies”	means City Telecom International Limited, Credibility Holdings Limited and Automedia Holdings Limited;

“Telecom Group”	means the Telecom Companies and their respective wholly-owned subsidiaries;

“Telecom Group Agreement”	means the conditional sale and purchase agreement dated 31 March 2012 entered into between the Company and the Purchaser in relation to the disposal of 100% of the issued share capital of each of the Telecom Companies;

“Telecom Group Consideration”	means the aggregate consideration of HK$4,951.00 million under the Telecom Group Agreement for the disposal of the Telecom Group;

“Telecommunications Authority”	means the Office of the Telecommunications Authority, which ceased to function on 31 March 2012 and whose powers and duties have been transferred to the Office of the Communications Authority (the executive arm and secretariat of the Communications Authority); and

“TVB”	means Television Broadcasts Limited.

LETTER FROM THE BOARD

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 1137)

Executive Directors:	Registered Office:
Mr. Wong Wai Kay, Ricky (Chairman)	Level 39
Mr. Cheung Chi Kin, Paul (Vice Chairman)	Tower 1, Metroplaza
Mr. Yeung Chu Kwong, William (Chief Executive Officer)	No. 223 Hing Fong Road
Mr. Lai Ni Quiaque (Chief Financial Officer)	Kwai Chung
New Territories
Non-executive Director:	Hong Kong
Dr. Cheng Mo Chi, Moses

Independent Non-executive Directors:
Mr. Lee Hon Ying, John
Dr. Chan Kin Man
Mr. Peh Jefferson Tun Lu
2 May 2012

To the Shareholders

Dear Sir or Madam,

VERY SUBSTANTIAL DISPOSAL

1.	INTRODUCTION

Reference is made to the Announcement in relation to, inter alia, the Disposal and the Reorganisation in contemplation of the Disposal.

On 31 March 2012, the Company entered into the Telecom Group Agreement with the Purchaser. Pursuant to the Telecom Group Agreement, the Company conditionally agreed to sell, and the Purchaser conditionally agreed to purchase, the entire issued share capital of each of the Telecom Companies at a consideration of HK$4,951.00 million on a cash-free, debt-free basis (subject to adjustment for the amount of cash, debt and working capital as at 31 March 2012 upon preparation of relevant accounts of the Disposal Group), which includes the payment in relation to the Shareholder’s Loans described below, upon and subject to the terms and conditions of the Telecom Group Agreement.

LETTER FROM THE BOARD

In addition, on 19 April 2012, the Company and the Guangzhou Purchaser entered into the Guangzhou Agreement, pursuant to which the Company conditionally agreed to sell, and the Guangzhou Purchaser conditionally agreed to purchase, the entire equity interest of the Company in CTI Guangzhou, at a consideration of HK$61.00 million upon and subject to the terms and conditions of the Guangzhou Agreement.

Part of the proceeds from the Disposal will be returned to the Shareholders via a special dividend to be paid subject to and upon Completion, with the remainder to be retained to fund the continuing development and expansion of the Multimedia Business, including the construction of the Multimedia Centre.

To separate the Telecom Group and the Remaining Business for the purpose of the Disposal, certain arrangements have been put in place (for further details, please refer to the section headed “Business Reorganisation and Separation in relation to the Disposal” in this letter).

Upon completion of the Disposal, the Company will cease to have any interest in the Disposal Group.

The Disposal constitutes a very substantial disposal for the Company under Chapter 14 of the Listing Rules and is subject to approval by the Shareholders at the EGM.

The purpose of this circular is to provide you with, amongst other things, (i) further information relating to the Disposal, (ii) information relating to the amendment of the vesting period of an aggregate of 9,526,128 outstanding share options held by the Excluded Directors, and (iii) to seek approval from the Shareholders in respect of the Agreements and the transactions contemplated thereunder (including but not limited to the Disposal and the Reorganisation) and the amendment of the vesting period of an aggregate of 9,526,128 outstanding share options held by the Excluded Directors as set out in the notice of EGM included in this circular.

Top Group International Limited, which holds approximately 43.89% of the issued share capital of the Company as at the date of this circular, is a company whose issued share capital is held by Mr. Wong Wai Kay, Ricky as to 42.12% and three other shareholders as to 57.88%. Worship Limited, which holds approximately 3.22% of the issued share capital of the Company as at the date of this circular, is a company whose issued share capital is 50.00% held by each of Mr. Cheung Chi Kin, Paul and Ms. Chow Yee Wan, Nerrisa. In addition, as at the date of this circular, Mr. Wong Wai Kay, Ricky directly holds approximately 0.92% of the issued share capital of the Company, and Mr. Cheung Chi Kin, Paul directly holds approximately 2.50% of the issued share capital of the Company. Each of Top Group International Limited, Mr. Wong Wai Kay, Ricky, Worship Limited and Mr. Cheung Chi Kin, Paul, has given an irrevocable undertaking to vote in favour of the resolutions relating to the Agreements and the transactions contemplated thereunder (including but not limited to the Disposal and the Reorganisation) at the EGM.

LETTER FROM THE BOARD

The Excluded Directors will be resigning as directors of the Company and its subsidiaries upon Completion. Together with other senior management of the Telecom Group, the Excluded Directors are expected to remain as management of the Disposal Group and to become shareholders of the Purchaser (collectively holding approximately 3.40% of the issued share capital of the Purchaser) to assist the Purchaser to oversee the running of the Disposal Group following Completion. In addition, it is proposed that, in recognition of the past contribution of certain senior employees of the Group (including the Excluded Directors), subject to Completion, a management bonus of HK$153.00 million will be paid to them (of which approximately HK$122.83 million will be paid to the Excluded Directors upon Completion), and that the vesting period of an aggregate of 9,526,128 outstanding share options held by the Excluded Directors be amended such that they will become vested and exercisable immediately upon Completion. Other than the Excluded Directors, none of the grantees, who are expected to remain with the Disposal Group after completion of the Disposal, hold any share options of the Company, which have not been vested as at the Latest Practicable Date. The Excluded Directors (who are also Shareholders) may therefore have a material interest in the Agreements which is different from that of the other Shareholders, and accordingly, the Excluded Directors and their associates (as defined in the Listing Rules), who collectively hold approximately 1.90% of the issued share capital of the Company as at the Latest Practicable Date, will abstain from voting in respect of the resolution to approve the Agreements and the transactions contemplated thereunder (including, without limitation, the Disposal and the Reorganisation) and the amendment of the vesting period of an aggregate of 9,526,128 outstanding share options held by the Excluded Directors at the EGM. None of the Directors, other than the Excluded Directors, will receive any management bonus.

The Relevant Employees will also receive management bonus subject to and upon Completion so they may also have a material interest in the Agreements which is different from that of the other Shareholders, and accordingly, the Relevant Employees and their respective associates, who collectively hold approximately 0.47% of the issued share capital of the Company as at the Latest Practicable Date, will also abstain from voting in respect of the resolution to approve the Agreements and the transactions contemplated thereunder (including, without limitation, the Disposal and the Reorganisation) and the amendment of the vesting period of an aggregate of 9,526,128 outstanding share options held by the Excluded Directors at the EGM.

No other Shareholder (except the Excluded Directors and the Relevant Employees, as described above) has a material interest in the Agreements which is different from that of the other Shareholders. Thus, no Shareholder, other than the Excluded Directors, the Relevant Employees and their respective associates, is required to abstain from voting in respect of the resolution to approve the Agreements and the transactions contemplated thereunder (including, without limitation, the Disposal and the Reorganisation) and the amendment of the vesting period of an aggregate of 9,526,128 outstanding share options held by the Excluded Directors at the EGM.

In light of the assets/operations of the Remaining Business already in existence and committed by the Remaining Group, the Company believes that it will continue to be in compliance with Rule 13.24 of the Listing Rules upon completion of the Disposal.

LETTER FROM THE BOARD

2.	THE AGREEMENTS

Telecom Group Agreement

The principal terms of the Telecom Group Agreement are set out below:

Date:	31 March 2012

Parties

Vendor:	the Company

Purchaser:	Metropolitan Light Company Limited

To the best of the Board’s knowledge, information and belief, having made all reasonable enquiries, the Purchaser and its ultimate beneficial owner(s) are third parties independent of the Company and its connected persons. As mentioned above, the Excluded Directors will, on Completion, become shareholders of the Purchaser (collectively holding approximately 3.40% of the issued share capital of the Purchaser at such time).

Description of the Transaction

Pursuant to the Telecom Group Agreement, the Company conditionally agreed to sell, and the Purchaser conditionally agreed to purchase, the entire issued share capital of each of the Telecom Companies upon and subject to the terms and conditions of the Telecom Group Agreement. Upon Completion, all companies in the Telecom Group will cease to be subsidiaries of the Company.

Consideration and payment

The Telecom Group Consideration in the aggregate sum of HK$4,951.00 million on a cash- free, debt-free basis (subject to adjustment for the amount of cash, debt and working capital as at 31 March 2012 upon preparation of the relevant accounts of the Disposal Group), which includes the payment in relation to the Shareholder ‘s Loans described below, shall be payable by the Purchaser in immediately available funds to the Company on Completion. The Telecom Group Consideration has been determined after arm’s length negotiations between the Company and the Purchaser with reference to the unaudited combined net profit after tax of the Telecom Group, the market standing and position of the Telecom Group and its future prospects.

LETTER FROM THE BOARD

Repayment of the Shareholder’s Loans

The Company and the Purchaser agreed that the Shareholder’s Loans shall be settled in the following way:

(i)	at Completion, the purchase price of the Retained Properties to be transferred from HKBN to the Company shall be set-off against the amount of the Shareholder’s Loans; and

(ii)	at the election of the Purchaser, the outstanding amount of the Shareholder’s Loans shall either be (a) assigned by the Company to the Purchaser at Completion, and the consideration for such assignment shall be deemed to have been paid from the Telecom Group Consideration, or (b) repaid in full by the Purchaser or its affiliates (including HKBN) out of the Telecom Group Consideration.

Condition Precedent

The Completion is conditional upon a resolution of the Shareholders (except the Excluded Directors, the Relevant Employees and their respective associates) approving the transactions and actions contemplated by the Telecom Group Agreement being passed in accordance with the applicable requirements of the Listing Rules.

In the event that the condition precedent set out in the Telecom Group Agreement is not fulfilled before 5:00 p.m. on 30 September 2012 or such other date as the parties to the Telecom Group Agreement may agree in writing, the Telecom Group Agreement shall terminate with immediate effect, save in respect of certain surviving provisions; and no party will have any claim against another for costs, damages, compensation or otherwise, save in respect of a party’s accrued rights and obligations prior to the date of such termination.

Non-compete undertakings

Pursuant to the Telecom Group Agreement, the Company covenants and undertakes to the Purchaser that for a period of 5 years from Completion, and subject to certain exceptions (as described below), the Company shall not set-up, assist, invest in or carry on a business in Hong Kong which competes directly or indirectly with any part of the Telecom Business which represents more than 2% of the total revenue of the Disposal Group as at the date of the Telecom Group Agreement. This covenant will not restrain the operation of the Multimedia Business as it will not restrict, amongst other things, (i) the Company to build out certain network not currently covered by HKBN’s existing network; (ii) acquisition by the Company or its affiliates of 5% (or less) of the voting rights in any listed business operating in Hong Kong; (iii) development or acquisition of any content whatsoever by the Company or its affiliates; (iv) distribution of any free content by the Company or its affiliate through any media platform; or (v) any business that the Company or its affiliates is required by applicable law to operate.

LETTER FROM THE BOARD

Separately, the Purchaser covenants and undertakes to the Company that, for a period of 5 years from Completion, the Purchaser shall not transmit any free TV signal through the network of the Telecom Group for any operator in Hong Kong, other than the Company and its remaining subsidiaries provided that this covenant will not restrict any business that the Purchaser or its affiliates is required by applicable law to operate.

In addition, the Company and HKBN have agreed to certain restrictions in relation to the IRUs. Please refer to the section headed “Business Reorganisation and Separation in Relation to the Disposal” in this circular for further details.

Completion

Completion shall fall on or before the 5th Business Day after the condition precedent set out in the Telecom Group Agreement is satisfied or such other date as may be agreed in writing between the parties to the Telecom Group Agreement.

Pre-Completion Committee

The Company and the Purchaser agreed to establish a committee (the “Pre-Completion Committee”), comprising of Mr. Wong Wai Kay, Ricky and Mr. Cheung Chi Kin, Paul, both being Directors, Mr. Yeung Chu Kwong, William and Mr. Lai Ni Quiaque, both being the Excluded Directors, two current directors of HKBN and two representatives of the Purchaser to oversee that the business separation actions (as described below) be undertaken in accordance with their respective terms and that the material assets and liabilities of the Disposal Group are separated from the Remaining Business. The Pre-Completion Committee shall procure that the Disposal Group will not conduct any business which is outside the Disposal Group’s ordinary course of business without the written consent of the Pre-Completion Committee.

Guangzhou Agreement

The principal terms of the Guangzhou Agreement are set out below:

Date:	19 April 2012

Parties

Vendor:	the Company

Purchaser:	Metropolitan Light (HK) Company Limited, a wholly owned subsidiary of the Purchaser

To the best of the Board’s knowledge, information and belief, having made all reasonable enquiries, the Guangzhou Purchaser and its ultimate beneficial owner(s) are third parties independent of the Company and its connected persons.

LETTER FROM THE BOARD

Description of the Transaction

Pursuant to the Guangzhou Agreement, the Company conditionally agreed to sell, and the Guangzhou Purchaser conditionally agreed to purchase, the entire equity interest of the Company in CTI Guangzhou upon and subject to the terms and conditions of the Guangzhou Agreement.

Guangzhou Consideration and payment

The Guangzhou Consideration in the sum of HK$61.00 million shall be payable by the Guangzhou Purchaser or its nominee to the Company on Completion. The Guangzhou Consideration is determined with reference to the valued amount of RMB49.49 million of the entire equity interest of CTI Guangzhou using the cost approach as stated in a valuation report prepared by an independent valuer engaged by the Company and shall be paid on Completion.

Guangzhou Conditions Precedent

The Guangzhou Completion is conditional upon, amongst others, the obtaining of PRC governmental approvals and new business licence for CTI Guangzhou.

Guangzhou Completion

The Guangzhou Completion shall fall on the 3rd Business Day after the last of the conditions precedent set out in the Guangzhou Agreement is satisfied or waived or such other date as may be agreed in writing between the parties to the Guangzhou Agreement.

Upon Guangzhou Completion, CTI Guangzhou will cease to be a subsidiary of the Company.

3.	BUSINESS REORGANISATION AND SEPARATION IN RELATION TO THE DISPOSAL

Since its establishment, companies in the Group have been established for different parts or segments of the Group’s business, often inter-related and at times, a particular group company may have responsibility for a business function for many companies in the Group.

As part and parcel of the Disposal and to separate the business of the Telecom Group and the Remaining Business, the following steps have been or will be put in place (with no separate consideration except as stated):

(i)	the transfer of interests in two submarine cables from the Company to HKBN (i.e.Asia Pacific Cable Network 2 and Japan-US Cable Network), which connect the Company’s local optical fibre network in Hong Kong to overseas countries;

LETTER FROM THE BOARD

(ii)	the transfer of interests in respect of the IDD1666 business from the Group to the Telecom Group;

(iii)	the transfer of the bbTV news production operations unit from HKBN (being part of the Telecom Group) to the Group, together with a licence granted by the Group to the Telecom Group to broadcast the news content produced by the bbTV news production operations unit for a monthly fee of HK$550,000 payable to the Company, which was determined on a cost sharing basis with reference to the costs of the bbTV news production operations in the preceding 12 months;

(iv)	the grant of indefeasible rights of use (IRUs) by HKBN in favour of the Company allowing the Company to use certain capacity of the network of HKBN for a term of 20 years from Completion, on a free of charge basis (together with certain services to be provided by HKBN to the Company over the same term at agreed charges). It is expected that the IRUs will be the main channel of distribution in Hong Kong for the free TV programming services produced by the Remaining Business. To achieve universal coverage as required by its domestic free television programme service licence application, the Company may require HKBN to extend the HKBN network at the Company’s cost on the basis that the Company will own all equipment used to provide such extension of the HKBN network. The Company has granted an option in favour of HKBN to purchase the passive network equipment at cost (less depreciation) within 5 years of the extension being made. In relation to any equipment sold to HKBN, HKBN will continue to provide the agreed telecommunication services to the Company and grant the Company the necessary IRUs over the extended network. Although no value has been allocated to the IRUs, the IRUs form part and parcel of the overall transaction. Certain restrictions apply to the IRUs granted to the Company.The IRUs may not be resold, subleased or traded under any circumstances or provided to any person who directly or indirectly provides a service which competes with any business operations of the Telecom Group, where such business operations represent 2% or more of the consolidated revenue of the Telecom Group as at the date of the IRU deed (the “Competing Service”). In respect of paid audio visual content (i.e. any audio visual content which is delivered for viewing by an end user for payment of a fee) distributed through the Internet to customers in Hong Kong, the Company may distribute paid audio visual content within the first 5 years from Completion (the “Specified Period”) using capacities granted under the IRUs, subject to first obtaining consent by HKBN during the first 3 years of the Specified Period and the application of a 20% revenue sharing arrangement throughout the Specified Period. Notwithstanding the foregoing, the Company may provide any data, content or services through the dark fiber access granted under the IRUs at any time during the term of the IRUs, except that the Company may not use the dark fiber access during the Specified Period to provide any service which competes with the Competing Service;

LETTER FROM THE BOARD

(v)	the transfer of the Retained Properties from the Telecom Group to the Group at a consideration of HK$250.00 million determined with reference to the independent valuation report prepared by Savills subject to (i) a lease back of part of the Retained Properties at prevailing market rent for 5 years; (ii) an option in favour of the Telecom Group to buyback the Retained Properties at the prevailing market value exercisable in the 7 day period commencing on the date which is 2 calendar years after the transfer; and (iii) a right of first refusal for the Telecom Group to purchase the Retained Properties on the same terms and price as offered by a third party bona fide purchaser, if any, to the Group during the period of 2 years and 7 days after the transfer. In light of the positive outlooks of the property market in Hong Kong, the Board considers it appropriate to keep the Retained Properties to generate a stable rental income.The option to buyback and the first right to the Purchaser give the Purchaser the ability to acquire all of the Retained Properties but not part thereof at a later date. The carrying value of the Retained Properties as at 29 February 2012 is approximately HK$62.76 million, which will be accounted for as investment properties in the Company’s accounts upon completion of the transfer. The Company has discussed with its auditor in respect of the Company’s assessment of the accounting treatment for the Retained Properties; and

(vi)	the granting of a trademark licence by the Company to the Purchaser at nil consideration, allowing the Purchaser and its subsidiaries to continue using its trademarks, existing corporate names and logos of the Group. The grant of the licence is part and parcel of the overall transaction and its value has already been accounted for in the Telecom Group Consideration. Additionally, the Company intends to change its corporate name after the Completion to reflect its new focus on the Multimedia Business.

4.	PRINCIPAL BUSINESS ACTIVITIES OF THE PURCHASER AND GUANGZHOU PURCHASER

The Purchaser, Metropolitan Light Company Limited, is a company incorporated in the Cayman Islands. The Purchaser is currently owned by the general partner of funds advised by CVC Asia Pacific Limited, a company incorporated in Hong Kong. The Guangzhou Purchaser is a company incorporated in Hong Kong and a wholly owned subsidiary of the Purchaser.

The Purchaser is the recipient of equity commitments in the amount of up to HK$2,647 million from funds advised by CVC Asia Pacific Limited, and the recipient of debt commitments in the amount of HK$2,500 million from JPMorgan Chase Bank, N.A. and Standard Chartered Bank (Hong Kong) Limited.

CVC Capital Partners (“CVC”) is one of the largest and most established private equity firms globally. CVC currently manages over US$44 billion in funds. Its current portfolio includes 61 companies with more than 400,000 employees.

LETTER FROM THE BOARD

5.	PRINCIPAL BUSINESS ACTIVITIES OF THE COMPANY

The Company is currently engaged in three lines of businesses, including FTNS, IDD telephony and multimedia productions and contents distribution. In Hong Kong, the Company is principally engaged in providing integrated telecommunications services via its self-built optical fibre network through HKBN. The Company also provides international telecommunications and Internet access services in Canada. The Company has been, since inception, at the forefront of challenging incumbent and/or dominant market players, and introducing new experiences to consumers at affordable prices. The Company’s first two large-scale and long term projects since its establishment include its IDD business started during the 1990’s, which the Company believes dramatically brought down the cost of making IDD calls, and its FTNS services investment commenced in the past 12 years, which delivers affordable fixed telephony and broadband Internet access services to the general public. The Multimedia Business is the Company’s third large-scale and long term project.

6.	INFORMATION ABOUT THE DISPOSAL GROUP

The Telecom Group consists of the Telecom Companies and their respective subsidiaries. The Telecom Companies include City Telecom International Limited, Credibility Holdings Limited and Automedia Holdings Limited. The Telecom Group primarily engages in the provision of integrated FTNS services in Hong Kong and IDD services in Hong Kong and Canada. The key company in the Telecom Group is HKBN, which is one of the main suppliers of local FTNS services. The FTNS business involves the provision of broadband Internet access services, local VoIP telephony services, IP-TV services and corporate data services through HKBN’s self-built optical fibre network in Hong Kong.

In addition, the Telecom Group is also involved in the provision of international telecommunications services, which includes IDD services, international calling cards and mobile call forwarding services in Hong Kong and Canada.

CTI Guangzhou provides internal administrative customer support services and call-centre services to the entire Telecom Group.

After the completion of the Disposal, all companies in the Disposal Group shall cease to be subsidiaries of the Company. A number of key management personnel, including the Excluded Directors, the Chief Technology Officer, Mr. Lo Sui Lun, the Managing Director of Corporate Division, Mr. Chong Kin Chun, John and substantially all of the employees of the Disposal Group, will remain with the Disposal Group to continue to run and manage the operation of its business.

LETTER FROM THE BOARD

The FTNS licence, necessary to carry on the FTNS business, is currently held by HKBN so a transfer of the licence is not necessary. In respect of the IDD1666 business which will be transferred to HKBN, HKBN has applied for a modification of the scope of its existing SBO Licence to allow it to operate the IDD1666 business. The application has been approved by the Communications Authority and the new SBO Licence is in the process of being issued. HKBN has submitted all the documents requested by the Communications Authority and does not foresee any difficulties in the issuance of the SBO Licence.

For the year ended 31 August 2010, the unaudited combined profits of the Disposal Group (which also includes CTI Guangzhou) before and after taxation were approximately HK$244.90 million and HK$207.84 million respectively. For the year ended 31 August 2011, the unaudited combined profits of the Disposal Group before and after taxation were approximately HK$342.84 million and HK$288.66 million respectively. The unaudited combined net assets of the Disposal Group as at 29 February 2012 was HK$520.05 million.

For the year ended 31 August 2010, the unaudited profits of CTI Guangzhou before and after taxation were approximately RMB8.89 million and RMB6.63 million respectively. For the year ended 31 August 2011, the unaudited profits of CTI Guangzhou before and after taxation were approximately RMB20.22 million and RMB17.14 million respectively. The unaudited net assets of CTI Guangzhou as at 29 February 2012 was RMB49.64 million.

7.	BUSINESS OF THE REMAINING GROUP

After the Disposal, the principal focus of the Group will be its Multimedia Business which was started in 2003 when HKBN launched its IP-TV (now bbTV) services. This includes the production, sale and distribution of Cantonese TV drama series, news programmes (including its current bbTV news production) and other TV content. It will also include the offering of free TV programming services in Hong Kong.

The Group considers that it is in a unique position to capture the potential growth opportunities in the multimedia business in Hong Kong. As compared with other potential new entrants, the Group has an early-comer advantage, as it has obtained industry knowledge and has established relationships with various industry players in Hong Kong, China and other countries through its years of operation of bbTV. This will allow the Group to effectively market its self-produced multimedia content through its established relationship with TV stations and Internet portals both in Hong Kong , China and overseas. Furthermore, a large pool of production crew and talent artistes have already joined the Group, which will allow the Group to further strengthen its relationship with industry personnel and establish a strong foothold in the multimedia market. In addition, the Group has commenced the construction and development of the Multimedia Centre, which is expected to be a state of the art multimedia centre with technologically advanced equipment enabling the Group to produce high quality multimedia content in a cost efficient manner. This is expected to give the Group a competitive advantage vis-a-vis its competitors. The Group’s initial target customers will be mostly in Hong Kong and China, but with the spread of Chinese population worldwide, the Group intends to expand its customer base in other countries in Southeast Asia and worldwide.

LETTER FROM THE BOARD

The Group submitted an application to the Broadcasting Authority to obtain a domestic free television programme service licence in Hong Kong in December 2009. As a prerequisite to obtaining the licence, the Company needed to demonstrate to the Broadcasting Authority its ability to satisfy certain requirements, including, among others, that (i) each of the persons exercising control of the Company (e.g. directors and principal officers of the Company and the beneficial owner of more than 15% of the voting shares in the Company) be a fit and proper person having taken into account his/her business record and criminal record in Hong Kong and outside Hong Kong, (ii) the Company will be able to (a) comply with certain minimum broadcasting hours per day, the restrictions on advertising time during peak viewing hours, and the prohibition of any advertisement of a religious or political nature or concerned with industrial dispute, (b) carry television programmes supplied by the Hong Kong Government, and (c) broadcast, in designated periods, a minimum amount of positive programmes. In this connection, as part of the application, the Company has also submitted a detailed business plan for the 6 year period following grant of the licence, which contains the Company’s plan and timetable for compliance with the above requirements and the rolling out of (i) 3 self-produced channels, namely an integrated Cantonese channel, an integrated English channel, and a “round-the-clock” news channel; and (ii) 27 “world-class” partnership and turn-around channels as set out below.

	Self-produced	Turn-around	Partnership
Year	channels	channels	channels	Total
1	2	4	6	12
2	3	5	9	17
3	3	7	10	20
4	3	8	12	23
5	3	9	15	27
6	3	10	17	30

Whilst as of the date of this circular, the grant of such licence is still pending, from the publicly available Judgment, the Company understands that the Broadcasting Authority has recommended to the Chief Executive in Council that the Company and two other applicants be granted domestic free television programme service licences. Following the publication of the Announcement, the Company has been in contact with the Communications Authority confirming that there is no adverse impact arising out of the Disposal on the Group’s business plan previously submitted and re-affirming all the Group’s commitments therein. As of the Latest Practicable Date, the Group has not received any negative indication from the Communications Authority that it would reject the Group’s application. Based on this, the Company believes that the risk of not being able to obtain the license is not high. The Company intends to make use of this free TV licence to distribute its self-produced drama and other content, as well as other international programmes and content to the Hong Kong mass market. The domestic free television programme service is expected to be one of the Group’s distribution channels and a primary source of advertising revenue. The Group’s self-produced drama and other content can also be broadcast and distributed through many other channels both domestically and internationally, including via other TV stations, independent programme service providers, satellites and the Internet. In this regard, the Group is in discussion with some overseas programme service providers in relation to the distribution of its self-produced TV content overseas.

LETTER FROM THE BOARD

Since February 2012 the Company has started building a world-class Multimedia Centre on land granted by Hong Kong Science and Technology Parks Corporation at Tseung Kwan O Industrial Estate. The maximum gross floor area permitted for the Multimedia Centre is 500,000 square feet and the Company has committed to build a minimum of 320,500 square feet. Currently, the Company expects a total planned gross floor area of not less than 400,000 square feet for the Multimedia Centre housing (i) a number of studios, including a large 18,000 square feet studio, (ii) an exhibition centre for educational purposes, and (iii) a post-production suite with facilities and equipment to support super-high definition and 3D production. Invitations for tenders in respect of the main construction works for the Multimedia Centre are currently planned for June 2012 and the Multimedia Centre is expected to be fully operational in April 2014. Once in operation, the Multimedia Centre is expected to be able to allow the Remaining Group to produce over 1,170 hours of TV content per year. The Multimedia Centre will be used by the Group as a focal point to produce drama series and a variety of television, Internet and other multimedia content. Depending on its final gross floor area, the Multimedia Centre is expected to cost not less than HK$800 million for its construction and not less than HK$300 million for machinery, plant and equipment.

The Group embarked on a large-scale recruitment exercise to acquire and establish a large pool of production crew and talent artistes (of which over 250 have already started and another 170 will start in the near future). The Company estimates the projected cost in relation to remuneration of these production crew and talent artistes for the 2 years ending 31 August 2014 to be HK$110.28 million and HK$96.95 million respectively based on their existing contracts. The Company will continue to recruit more production crew and talent artistes in the foreseeable future. At present, the Remaining Group has completed screen scripts for 1 TV drama series with 9 others in progress, awaiting commencement of production (ranging from 10-30 hours per series). The Company expects to commence production of its first three TV drama series in April or May 2012. The Company intends to produce approximately 360 hours of TV content in 2012, consisting of 260 hours of TV drama series and 100 hours of variety shows and approximately 1,170 hours of TV content in 2013, consisting of 650 hours of TV drama series and 520 hours of variety shows.

Based on the Company’s current plans, the Multimedia Business is expected to generate revenue from 2013 onwards which will primarily comprise of advertising fees (assuming the Remaining Group is able to start broadcasting over its free TV channels or through alternative means) and licensing fees.

The Remaining Business is currently, and will be, managed by the Chairman and Vice Chairman of the Company with the assistance of the Managing Director of Business Development, Ms. To Wai Bing, and a team of approximately 25 managerial staff with over 15 years of experience in the multimedia and content production industry. Upon Completion, Ms. To Wai Bing will become the Group’s Chief Executive Officer and an executive Director of the Company and Ms. Wong Nga Lai, Alice, Financial Controller of the Company, who has extensive experience in the field of accounting and finance management, will become the Group’s Chief Financial Officer and an executive Director of the Company.

LETTER FROM THE BOARD

For ease of reference, the turnover, profit before taxation and profit after taxation but before minority interest of the Remaining Group for the 3 years ended 31 August 2011 and six months ended 29 February 2012 and the net assets of the Remaining Group as at 31 August 2009, 2010 and 2011 and 29 February 2012 as set out in Appendix II to this circular are set out below.

				Six months
				ended 29
	Year ended 31 August,			February,
	2009	2010	2011	2012
	HK$’000	HK$’000	HK$’000	HK$’000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Turnover	—	—	—	449

Profit before taxation	30,868	174,748	210,060	97,301
Profit for the year/period	31,189	169,137	205,279	97,363

				As at 29
	As at 31 August,			February,
	2009	2010	2011	2012
	HK$’000	HK$’000	HK$’000	HK$’000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net assets	941,532	1,336,094	1,322,458	1,302,490

Going forward after the Disposal, as stated above, the Group expects to generate revenue primarily through advertising fees (assuming the Remaining Group is able to start broadcasting over its free TV channels or through alternative means) and licensing fees, and the Group expects that the major operating costs will consist of production costs for its self-produced multimedia content (including staff costs), and the cost of operating the free television programme service, once the free television programme service licence is granted.

8.	RISK FACTORS AFFECTING THE GROUP AFTER THE DISPOSAL

The Board would like to draw to attention of the Shareholders some risk factors affecting the Group after the Disposal.

The Multimedia Business is a new business venture, other than the income from bbTV news channel and the Retained Properties, the Remaining Business has not generated and is not expected to generate revenue, which will primarily comprise of advertising fees (assuming the Remaining Group is able to start broadcasting over its free TV channels or through alternative means) and licensing fees, until 2013, and the Group is expected to incur substantial capital expenditures before generating revenue or profit. Accordingly, there is no assurance that the Group can generate revenue and become profitable in a short period of time.

LETTER FROM THE BOARD

In addition, the management of the Group does not have a proven track record for managing a large-scale multimedia business, and therefore, there is no assurance that the management of the Group will be able to successfully implement the Group’s business plan and strategies. The Group intends to increase the volume of its self-produced multimedia content significantly in 2013 and 2014, and the Group also plans to distribute its multimedia content to China and overseas markets in the near future. The Group’s business plans and strategies have been formulated based on a number of assumptions and projections, such as, viewer preference, production budgets, effective marketing, effective management of costs and quality control and the obtaining of the free television programme service licence. The Group’s business plans and expansion strategies may not be successfully implemented in the future. If the Group is unable to successfully implement its business plan and strategies, the Group’s business, financial condition and results of operations may be materially and adversely affected.

As disclosed in paragraph (iv) of the section headed “Business Reorganisation and Separation in relation to the Disposal”, in order to achieve universal coverage as required by the Group’s domestic free television programme service licence application, the Group has obtained the IRUs from HKBN as well as HKBN’s agreement to extend its network at the Group’s request. Notwithstanding the IRUs and HKBN’s agreement to extend its network, there is no assurance that the Group will obtain the domestic free television programme service licence. In addition, an existing free television programme service provider has applied to the High Court of Hong Kong for judicial review of the Broadcasting Authority’s decision to recommend to the Chief Executive in Council that the Company be granted the domestic free television programme service licence. Although such application was dismissed by the High Court of Hong Kong, there is no assurance that this free television programme service provider or other free television programme service providers will not further pursue this application or otherwise commence other proceedings against the Group in relation to the Company’s application for a domestic free television service licence.

In the event that the Group’s application is rejected or if there is a prolonged delay in obtaining the licence, the Group will not be able to operate a domestic free television programme in the short term or at all. As free television is intended to be one of the distribution channels of the Group’s self-produced television content and a primary source of advertising revenue, this will mean that the Group will need to explore other distribution channels, which involves uncertainties. Moreover, if there is a prolonged delay in obtaining the domestic free television programme service licence, the Group may not be able to effectively manage its financial resources, given that the operation of domestic free television programme service is expected to incur a substantial amount of capital and operating expenditure, and while awaiting the grant of the licence, the Group would not be able to optimally utilise its financial resources in longer term investments.

Also, given that there is a clear dominance of a single multimedia group in the multimedia business market in Hong Kong, and with the possible entry of other competitors, the multimedia business market in Hong Kong is expected to continue to be highly competitive, and if the Group is unable to capture viewer preferences or there is a significant increase in the preference of viewers in alternative distribution channels (e.g. Internet), the Group’s business prospects and reputation could be materially adversely affected. In particular, the Multimedia Business requires the collaboration of many different work streams and people with different expertise, and in an increasingly competitive market, in order to attract and retain high-quality production crew and popular talent artistes, the Group may have to incur substantial staff costs to compete with the other players in the market.

LETTER FROM THE BOARD

The Group’s ability to attract and retain high-quality production crew and popular talent artistes is a key factor to the success of its Multimedia Business. Loss of producers, other members of the Group’s production team or talent artistes could adversely affect the Group’s production volume and quality and, as a result, the Group’s reputation, results of operations and financial positions may be materially adversely affected.

Furthermore, the Group’s intellectual property rights in its self-produced multimedia content will be very valuable. Monitoring and preventing the unauthorised use of the Group’s intellectual property rights may be difficult, costly and time-consuming. If the Group is unable to adequately protect its copyrights and other intellectual property rights, these rights may be infringed and the Group’s business, financial condition, results of operations and prospects may be materially adversely affected. In addition, third parties may claim that the Group’s self-produced multimedia content misappropriate or infringe their intellectual property rights, including those with respect to their previous productions, scripts and characters. Any litigation regarding intellectual property rights could be costly and time-consuming and could divert the attention of the Group’s management and key personnel from its business operations. If the Group receives any such assertions or claims and does not succeed in defending these assertions or claims, the Group’s business, financial condition, results of operations and reputation may be materially adversely affected.

As the Group intends to distribute its multimedia content to overseas markets, the uncertainties in legal and regulatory environment in other jurisdictions, such as countries in Southeast Asia and China, may have a negative impact on the business of the Group. For instance, the restrictions on the advertising period during prime time and the restrictions on broadcasting foreign TV content in some jurisdictions may have an adverse impact on the Group’s success in penetrating into overseas multimedia markets, which in turn could affect the Group’s results of operations and financial position.

In addition, the construction and development of the Multimedia Centre is subject to a number of risks which are beyond the Group’s control, including construction delay or costs overrun due to inclement weather, labor or material shortages, work stoppages delayed regulatory approvals, natural disasters, social disorder and/or other extraordinary events. The occurrence of any of these events could lead to delay in the construction and development of the Multimedia Centre and/or increase in costs to the Group, which may in turn have a material adverse effect on the Group’s business, financial condition and results of operations.

LETTER FROM THE BOARD

9.	OVERVIEW OF THE HONG KONG MULTIMEDIA INDUSTRY

Traditionally, audiences received content through television or radio. Today, multimedia audio-visual content is distributed to audiences across multiple platforms, including but not limited to television and radio broadcasting, broadband Internet, IP-TV, 2.5G and 3G mobile, and mobile networks.

In the 2009-2010 policy address, the Hong Kong Government set out its vision to develop six new economic pillars for Hong Kong, the largest of which is the cultural and creative industry, then representing approximately 5% of Hong Kong’s GDP (or approximately HK$60 billion) and employing 176,000 practitioners. The multimedia industry, which was then estimated at approximately HK$18 billion, forms a large part of the creative industry.

The television market (free and pay-television) is the largest contributor to the multimedia industry in Hong Kong, followed by film and multiplatform content and advertising. The following is an overview of those domains which the Multimedia Business operates in.

Content Production and Distribution

Television content produced in Hong Kong includes Cantonese drama series, news/weather programmes, business/financial programmes, entertainment programmes, game shows, documentaries, cooking shows and children’s programmes. Historically, most of the local television content has been produced and distributed by the free television providers, in particular TVB. In recent years, the pay-television operators have also distributed local television content, including in-house productions as well as content produced by independent production companies. There are over 100 independent film or telefeature production facilities in Hong Kong, although most of these are small studio facilities. TVB, with its large scale drama production facilities, has enjoyed a dominant position in the local television content production industry.

There has also been great demand for local television content from overseas locations, particularly those with a significant overseas Chinese population, such as Southeast Asia, Australia, Canada, etc.

Recently, demand for television content in China has also grown rapidly. According to the Broadcasting Authority Annual Report 2009 – 2010, the broadcasting industry in China enjoys a huge market with about 417 million households in 2008. In recent years, Hong Kong television broadcasters have actively sought co-production opportunities with Mainland broadcasters and production houses to produce content more focused on the larger Mainland Chinese TV market. The average licence fee to show a television drama in China rose by more than 200% in 2009 and over 100% in 2010.

LETTER FROM THE BOARD

Television Broadcasting

According to the Broadcasting Authority Annual Report 2009 – 2010, the licensed broadcasting services contributed an estimated HK$6 billion to the Hong Kong economy in 2009. This comprised mainly of advertising revenues and subscription revenues.

The Hong Kong television industry is divided into two sectors, free television and pay-television. TVB and ATV are currently the only two free television providers in Hong Kong. The main pay-television operators in Hong Kong are i-CABLE, PCCW and HKBN. TVB has enjoyed a dominant position in the free television market in Hong Kong. In 2009 and early 2010, the Company and two other applicants submitted applications for free television licences.

According to the Cable and Satellite Broadcasting Association of Asia, total advertising expenditure, as well as television advertising expenditure in certain markets of the Asia Pacific region for 2011 were as follows:

	Total Advertising		TV Advertising
	Expenditure		Expenditure
		2011
	2011 total	advertising
	advertising	expenditure	2011 total
	spends in	as a % of	spends on	2011 TV as
	USD	Asia	TV in USD	a % total
Country	million	Pacific	million	spend
Australia	13,459	8.6	4,278	31.8
China	52,772	33.6	30,228	57.3
Hong Kong	5,841	3.7	2,028	34.7
India	6,894	4.4	2,796	40.6
Japan	48,811	31.1	21,182	43.4
Malaysia	3,681	2.3	1,922	52.2
Singapore	7,101	4.5	2,718	38.3
Taiwan	1,831	1.2	756	41.3

Source:	Cable and Satellite Broadcasting Association of Asia

Multiplatform media

Multiplatform media include domains such as Internet advertising, music, video gaming, and other existing and emerging out-of-home new media services which may be accessed across a host of different platforms, devices and operating systems.

LETTER FROM THE BOARD

Hong Kong is one of the most engaged Internet markets globally. Hong Kong residents have become increasingly adept to the usage of new media products and services, through broadband connections at home, or the use of 3G services on mobile phones.

The following table shows the growth in the 3G mobiles customers and mobile usage in Hong Kong from 2006 to 2011:

	2.5G + 3G Public Mobile		Mobile Data Usage per
	Customers		Customer
	No. of	Year-on-Year		Year-on-Year
Year	customers	Growth	Megabytes	Growth
2011	8,126,730	30%	508.7	72%
2010	6,249,071	25%	295.6	132%
2009	5,004,264	43%	127.6	235%
2008	3,490,602	18%	38.1	246%
2007	2,947,378	34%	11.0	168%
2006	2,206,586		4.1

Source: Office	of Communications Authority, Hong Kong

The following chart shows the growth of broadband Internet users in Hong Kong from 2006 to 2011:

Source: Office	of Communications Authority, Hong Kong

LETTER FROM THE BOARD

China, the world’s largest Internet and fastest growing market, presents further growth opportunities. As shown by the table below, the number of Internet users in China has grown dramatically over the past years.

Internet Users in China
(Fixed & Mobile)	2005	2006	2007	2008	2009	2010
Total Users (millions)	110	137	210	298	384	458

Source:	The 27th Statistical Report on the Development Status of China Internet Network, CNNIC

“Internet Users” refers to individuals aged six or above who visited the Internet at least once in the preceding six months.

72% of the Internet users in China, i.e. 329 million users, were engaged in Internet content in 2010. Full length movies and television serial dramas were the two most-viewed Internet content, reaching 75% of the total Internet content viewers in China. According to statistics, in 2011, the average Chinese user spent four hours per week watching online video content, such as movies, television programmes and live sports, double the time spent by US users.

Total online advertising revenues in China grew from RMB0.5 billion in 2006 to RMB2.8 billion in 2009. A large part of this is due to online video advertising, as shown below.

Online Video Industry
Advertising Revenues	2006	2007	2008	2009	2010
Annual spend (RMB billion)	0.1	0.3	0.6	1.4	2.4

Given the continued increase in multiplatform media consumption, there will be needs for both re-purposed content as well as new content specifically produced for these platforms.

LETTER FROM THE BOARD

10.	FINANCIAL EFFECT OF THE DISPOSAL

Having regard to the unaudited combined net assets of the Disposal Group as at 29 February 2012 and the proceeds from the Disposal, it is estimated that the contemplated transactions will yield to the Company a gain of approximately HK$3,663.82 million. The said estimation has been calculated with reference to (a) the net proceeds from the Disposal being approximately HK$4,990.14 million (net of transaction costs of the Disposal); (b) the unaudited combined net assets of the Disposal Group of approximately HK$520.05 million as at 29 February 2012; (c) the outstanding amount of intercompany loan and other amount due from the Disposal Group of approximately HK$966.45 million as at 29 February 2012, (d) the recognition of the fair value of the IRUs granted by HKBN allowing the Company to use certain capacity of the network of HKBN for a term of 20 years from Completion and the fair value of agreed telecommunications services granted by HKBN to the Group for a term of 10 years from Completion of HK$316.94 million, which was valued by reference to the net present value of the estimated monthly fee HKBN would have charged for such rights and services and the purchase price of certain IRU components acquired by HKBN in the past; (e) the management bonus of HK$153.00 million to be paid to certain senior employees of the Group including the Excluded Directors; (f) the write off of the associated goodwill of the Disposal Group of HK$1.07 million as at 29 February 2012; and (g) the related adjustment on the profit tax liabilities and deferred tax liabilities of HK$2.69 million assuming the Disposal had been taken place on 29 February 2012. However, it should be noted that the actual gain to be derived from the Disposal will ultimately depend on the combined net assets of the Disposal Group as at the relevant time.

According to the unaudited pro forma consolidated income statement of the Remaining Group as set out in Appendix III to this circular, the profit of the Group will increase from approximately HK$134.68 million to HK$3,678.82 million, as if the Disposal had taken place on 1 September 2011. According to the unaudited pro forma consolidated balance sheet of the Remaining Group as set out in Appendix III to this circular, the total assets of the Group will increase from approximately HK$2,260.74 million to approximately HK5,763.08 million whilst the total liabilities of the Group will increase from approximately HK$438.20 million to approximately HK$2,134.06 million, as if the Disposal had taken place on 29 February 2012.

11.	REASONS FOR AND BENEFITS OF THE DISPOSAL

The Company believes that the Disposal will unlock the value in its shareholding of the Disposal Group and offer significant liquidity to the Company to enable it to expand its Multimedia Business. In addition, a significant one-off cash dividend will be distributed subject to and upon Completion, which would provide a great return on equity for all Shareholders.

LETTER FROM THE BOARD

The Company believes that both the Telecom Business and Multimedia Business require significant capital and management resources. The Telecom Business operates in a mature market, which is more capital intensive, and the majority of its business is limited to Hong Kong. The Multimedia Business, however, has higher growth prospects in Hong Kong, China, Southeast Asia and other markets. In this connection, the Company engaged an international management consulting firm to examine and review the various aspects of the digital multimedia industry, including television industry market developments in Hong Kong, multiplatform media market developments in Hong Kong, governmental policies in Hong Kong, China, Singapore and Taiwan, and the influence of the multimedia industry at large. The international management consulting firm reviewed and analysed, among others, (i) the Hong Kong Government’s vision on the media and creative industries citing its 2009 to 2010 policy address, (ii) the contribution of creative industry to GDP in various countries, (iii) the development and potentials of digital multimedia industries in Hong Kong, including their strengths, weaknesses, opportunities and threats, taking into consideration governmental policies, the influences of the current and potential market participants, the infrastructure in Hong Kong, the effect of international treaties such as the CEPA, and also the effect of regional competitors and markets and (iv) the opportunities in digital multimedia business in Hong Kong, given the market demands for Hong Kong TV contents in China and other countries and the expected benefits from governmental policies and initiatives. In addition to the engagement of the international management consulting firm, the management of the Group had also prepared detailed business plans and proposals in relation to the Multimedia Business taking into account the estimated costs and return of the Multimedia Business in the coming years, which include, among others, the business plan submitted to the Broadcasting Authority in relation to its application for a domestic free television programme service licence, the proposal submitted to Hong Kong Science and Technology Parks Corporation at Tseung Kwan O Industrial Estate, and the business plan and projection in relation to the production of TV content. Having discussed with the management of the Group who possessed relevant industry knowledge and considered a number of factors, including, among others, (i) the attractive consideration payable by the Purchaser and the Guangzhou Purchaser in connection with the Disposal, (ii) the strengths and weaknesses of the multimedia business in Hong Kong, as highlighted by the international management consulting firm; (iii) potential growth prospects of the multimedia industry in Hong Kong, China, Southeast Asia and other countries as opposed to the more saturated market of the telecommunications industry in Hong Kong, (iv) the prospects and potential of the Multimedia Business, (v) the potential future benefits arising from the Multimedia Centre, and (vi) the strengths of the production crew and talent artistes who have joined the Group, the Directors are of the view that the disposal of the Telecom Business and the Company’s expansion into the Multimedia Business are in the interests of the Shareholders as a whole. For more information on the Hong Kong multimedia industry, please refer to the section headed “Overview of the Hong Kong Multimedia Industry”.

The Directors (including the independent non-executive Directors) believe that the terms of the Agreements are fair and reasonable and in the interests of the Shareholders of the Company as a whole.

Following the completion of the Disposal, the Company will become a publicly listed standalone multimedia production and contents distribution company.

Since the publication of its last annual report, the Company has made significant progress in developing the Multimedia Business. The Company has incurred significant capital expenditures of approximately HK$26.32 million between 31 August 2011 and 29 February 2012 on the Multimedia Centre, with a further HK$722.90 million of expenditures to be expected over the next 2–3 years. This includes HK$50.10 million for a parcel of land and related costs for constructing the Multimedia Centre. Additionally, the Company has entered into contracts with approximately 270 professional production personnel and approximately 150 screen artistes to produce television content for broadcast in Hong Kong and in international markets, particularly in mainland China and Southeast Asia. The Company expects to recruit around an additional 700 production staff and artistes this year.

Cash proceeds from the Disposal will allow the Company to fund its Multimedia Business ventures with cash and cash equivalents rather than debt. The Company intends to cancel an existing US$50.00 million unutilised bank term loan facility upon Completion, which was established to fund the expansion of the Multimedia Business. This means most of the future revenues generated from the Multimedia Business will translate into greater returns on equity rather than being used to service debts.

LETTER FROM THE BOARD

12.	APPLICATION FOR THE PROCEEDS

The Board has decided to declare a special dividend of HK$2,022.54 million (representing HK$2.50 per Share, taking into account expected exercise of all outstanding employee share options), to be paid to Shareholders subject to the receipt of the sale proceeds upon Completion.

The remainder of the proceeds received from the Disposal (including payment in relation to the Shareholder’s Loan) will be retained to fund the continuing development and expansion of the Multimedia Business, including the construction of the Multimedia Centre.

13.	SPECIAL DIVIDEND

The Board has decided to declare a special dividend of HK$2,022.54 million (representing HK$2.50 per Share, taking into account expected exercise of all outstanding employee share options), to be paid to Shareholders subject to the receipt of the sale proceeds upon Completion. The Board currently expects the payment of the special dividend will be made on or before 30 June 2012. Further details in relation to the special dividend will be set out in an announcement of the Company to be published on or around the Completion.

14.	LISTING RULES IMPLICATIONS

Since the applicable percentage ratios calculated pursuant to Rule 14.07 of the Listing Rules in respect of the Disposal are more than 75%, the Disposal constitutes a very substantial disposal of the Company under Chapter 14 of the Listing Rules and is therefore subject to the reporting, announcement, circular and shareholders’ approval requirements under Chapter 14 of the Listing Rules.

Top Group International Limited, which holds approximately 43.89% of the issued share capital of the Company as at the date of this circular, is a company whose issued share capital is held by Mr. Wong Wai Kay, Ricky as to 42.12% and three other shareholders as to 57.88%. Worship Limited, which holds approximately 3.22% of the issued share capital of the Company as at the date of this circular, is a company whose issued share capital is 50.00% held by each of Mr. Cheung Chi Kin, Paul and Ms. Chow Yee Wan, Nerrisa. In addition, as at the date of this circular, Mr. Wong Wai Kay, Ricky directly holds approximately 0.92% of the issued share capital of the Company, and Mr. Cheung Chi Kin, Paul directly holds approximately 2.50% of the issued share capital of the Company. Each of Top Group International Limited, Mr. Wong Wai Kay, Ricky, Worship Limited and Mr. Cheung Chi Kin, Paul, has given an irrevocable undertaking to vote in favour of the resolutions relating to the Agreements and the transactions contemplated thereunder (including but not limited to the Disposal and the Reorganisation) at the EGM.

LETTER FROM THE BOARD

The Excluded Directors will be resigning as directors of the Company and its subsidiaries upon Completion. Together with other senior management of the Telecom Group, the Excluded Directors are expected to remain as management of the Disposal Group and to become shareholders of the Purchaser (collectively holding approximately 3.40% of the issued share capital of the Purchaser) to assist the Purchaser to oversee the running of the Disposal Group following Completion. In addition, it is proposed that, in recognition of the past contribution of certain senior employees of the Group (including the Excluded Directors), subject to Completion, a management bonus of HK$153.00 million will be paid to them (of which approximately HK$122.83 million will be paid to the Excluded Directors upon Completion), and that the vesting period of an aggregate of 9,526,128 outstanding share options held by the Excluded Directors be amended such that they will become vested and exercisable immediately upon Completion. Other than the Excluded Directors, none of the grantees, who are expected to remain with the Disposal Group after completion of the Disposal, hold any share options of the Company, which have not been vested as at the Latest Practicable Date. The Excluded Directors (who are also Shareholders) may therefore have a material interest in the Agreements which is different from that of the other Shareholders, and accordingly, the Excluded Directors and their associates (as defined in the Listing Rules), who collectively hold approximately 1.90% of the issued share capital of the Company as at the Latest Practicable Date, will abstain from voting in respect of the resolution to approve the Agreements and the transactions contemplated thereunder (including, without limitation, the Disposal and the Reorganisation) and the amendment of the vesting period of an aggregate of 9,526,128 outstanding share options held by the Excluded Directors at the EGM. None of the Directors, other than the Excluded Directors, will receive any management bonus.

The Relevant Employees will also receive management bonus subject to and upon Completion so they may also have a material interest in the Agreements which is different from that of the other Shareholders, and accordingly, the Relevant Employees and their respective associates, who collectively hold approximately 0.47% of the issued share capital of the Company as at the Latest Practicable Date, will also abstain from voting in respect of the resolution to approve the Agreements and the transactions contemplated thereunder (including, without limitation, the Disposal and the Reorganisation) and the amendment of the vesting period of an aggregate of 9,526,128 outstanding share options held by the Excluded Directors at the EGM.

No other Shareholder (except the Excluded Directors and the Relevant Employees, as described above) has a material interest in the Agreements which is different from that of the other Shareholders. Thus, no Shareholder, other than the Excluded Directors, the Relevant Employees and their respective associates, is required to abstain from voting in respect of the resolution to approve the Agreements and the transactions contemplated thereunder (including, without limitation, the Disposal and the Reorganisation) and the amendment of the vesting period of an aggregate of 9,526,128 outstanding share options held by the Excluded Directors at the EGM.

LETTER FROM THE BOARD

15.	AMENDMENT OF SHARE OPTIONS GRANTED TO THE EXCLUDED DIRECTORS

Pursuant to the Share Option Scheme of the Company adopted on 23 December 2002, the Company granted (i) to Mr. Lai Ni Quiaque, an Excluded Director, 6,000,000 share options with an exercise price of HK$1.88 per Share to be vested according to a specified schedule and subject to certain performance conditions, on 11 February 2008, and (ii) to Mr. Yeung Chu Kwong, William, the other Excluded Director, 165 share options with an exercise price of HK$0.66 per Share on 22 May 2006, 6,000,000 share options with an exercise price of HK$1.77 per Share on 6 February 2008 and a further 6,000,000 share options with an exercise price of HK$4.24 per Share on 5 February 2010 to be vested according to a specified schedule and subject to certain performance conditions. As disclosed in the announcements of the Company dated 12 March 2008, 12 September 2008 and 11 April 2009, the number of share options granted was subsequently adjusted as a result of issue and allotment of additional Shares to Shareholders by way of dividend.

As at the date of this circular, Mr. Lai Ni Quiaque holds 6,044,791 outstanding share options, 4,533,593 of which have already been vested and are exercisable and 1,511,198 remaining share options are to be vested before the expiry date of 10 February 2018, and Mr. Yeung Chu Kwong, William, holds 11,542,956 outstanding share options, 3,528,026 of which have already been vested and are exercisable and 8,014,930 remaining share options are to be vested before the expiry date of 5 February 2018 provided that the Company meets certain performance thresholds.

As stated in the section headed “Listing Rules Implications” above, the Excluded Directors will be resigning as directors of the Company and its subsidiaries upon Completion, and they are expected to remain as management of the Disposal Group. In recognition of the Excluded Directors’ past contribution to the Group, in line with the Company’s past management incentive policy and as a reinforcement of the Company’s policy to fairly reward its employees, subsequent to the date of the Announcement, the Board proposed to amend the vesting period of the 9,526,128 outstanding share options held by the Excluded Directors such that those share options which have yet to become vested will become vested and exercisable immediately upon Completion. Other than this amendment, all other terms and conditions of the share options held by the Excluded Directors will remain the same.

Pursuant to Note 2 to Rule 17.03 of the Listing Rules, any alternations to the terms of options granted must be approved by the shareholders of the listed issuer. Accordingly, the amendment of the vesting period of the 9,526,128 outstanding share options held by the Excluded Directors will require the approval of the Shareholders at the EGM.

16.	EGM

An EGM will be held at The Ballroom Three, 18th Floor, The Mira Hong Kong, 118 Nathan Road, Tsim Sha Tsui, Kowloon, Hong Kong on 25 May 2012 at 12:00 noon for the Shareholders to consider and, if thought fit, to approve the Disposal and the transactions contemplated thereunder.

A notice of the EGM is set out on pages 64 to 66 of this circular. Voting at the EGM on the resolution will be taken by poll.

A proxy form for use at the EGM is enclosed. Whether or not you are able to attend the meeting in person, you are advised to read the notice and complete the form of proxy in accordance with the instructions printed thereon and return the same to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, No. 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the EGM or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending and voting in person at the EGM (or any adjournment thereof) should you so wish.

LETTER FROM THE BOARD

17.	RECOMMENDATION

The Excluded Directors will be resigning as directors of the Company and its subsidiaries upon Completion, and they are expected to receive a management bonus together with a right to early exercise their outstanding share options which have not been vested. Accordingly, the Excluded Directors have abstained from the board meetings to approve the Disposal, the transactions contemplated thereunder, and the amendment of the vesting period of the share options held by the Excluded Directors.

Having considered the factors set out in the section headed “Reasons for and Benefits of the Disposal” in respect of the Disposal and the factors set out in the paragraph headed “Amendment of Share Options Granted to the Excluded Directors” in respect of the amendment, the Directors (including the non-executive Directors) are of the view that the terms of the Disposal, the transactions contemplated thereunder, and the amendment of the vesting period of the share options held by the Excluded Directors, are fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly the Board recommends the Shareholders to vote in favour of the resolution to be proposed at the EGM.

18.	ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendices of this circular and the notice of the EGM.

Yours faithfully,
By Order of the Board City Telecom (H.K.) Limited Wong Wai Kay, Ricky Chairman

APPENDIX I	FINANCIAL INFORMATION ON THE DISPOSAL GROUP

Set out below are the unaudited combined balance sheets of the Disposal Group as at 31 August 2009, 2010 and 2011 and 29 February 2012 and the related unaudited combined income statements, statements of changes in equity and cash flow statements for each of the years ended 31 August 2009, 2010 and 2011 and six months ended 28 February 2011 and 29 February 2012, and certain explanatory notes, which have been reviewed by the auditor of the Company, KPMG, Certified Public Accountants, Hong Kong, in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants. There was no qualification and modification in the review report issued by the auditors.

UNAUDITED COMBINED INCOME STATEMENTS

For the years ended 31 August 2009, 2010 and 2011 and six months ended 28/29 February 2011/2012

	Year ended			Six months ended
	31 August,			28/29 February,
	2009	2010	2011	2011	2012
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Turnover	1,478,239	1,574,687	1,681,458	825,905	917,845
Network cost and costs of sales	(175,129)	(195,292)	(212,315)	(103,781)	(154,966)
Other operating expenses	(1,017,894)	(1,083,672)	(1,073,683)	(516,707)	(572,109)
Other income, net	4,491	15,685	3,793	1,135	2,236
Finance costs	(69,017)	(66,503)	(56,417)	(28,894)	(28,732)

Profit before taxation	220,690	244,905	342,836	177,658	164,274
Income tax expenses	(39,050)	(37,068)	(54,172)	(27,048)	(26,984)

Profit for the year/period	181,640	207,837	288,664	150,610	137,290

APPENDIX I	FINANCIAL INFORMATION ON THE DISPOSAL GROUP

UNAUDITED COMBINED BALANCE SHEETS

At 31 August 2009, 2010 and 2011 and 29 February 2012

				As at 29
	As at 31 August,			February,
	2009	2010	2011	2012
	HK$’000	HK$’000	HK$’000	HK$’000
NON-CURRENT ASSETS
Fixed assets	1,225,732	1,360,155	1,520,628	1,587,841
Long term receivable and prepayment	6,091	5,174	4,101	3,860
Deferred expenditure	12,786	6,626	15,323	3,487

	1,244,609	1,371,955	1,540,052	1,595,188

CURRENT ASSETS
Accounts receivable	120,192	99,729	71,999	64,435
Other receivables, deposits and prepayments	66,100	84,130	87,478	103,650
Deferred expenditure	36,674	28,986	29,312	42,871
Inventory	—	—	—	25,597
Cash at bank and in hand	105,189	157,257	154,885	158,997

	328,155	370,102	343,674	395,550

CURRENT LIABILITIES
Bank overdrafts – unsecured	4,467	9,590	845	5,523
Amounts due to Other Group Companies	905,058	983,969	978,727	966,450
Accounts payable	35,994	33,560	15,848	18,484
Other payables and accrued charges	192,104	183,568	192,288	240,869
Deposits received	16,385	21,822	26,969	28,881
Deferred services revenue	115,070	97,247	85,895	73,302
Tax payable	1,993	1,533	2,281	2,456
Obligation under finance leases	9	24	18	19

	1,271,080	1,331,313	1,302,871	1,335,984

Net current liabilities	(942,925)	(961,211)	(959,197)	(940,434)

Total assets less net current liabilities	301,684	410,744	580,855	654,754

NON-CURRENT LIABILITIES
Deferred tax liabilities	14,680	48,688	104,897	134,393
Deferred services revenue	—	9,550	992	277
Long-term debt and other liabilities	9	61	43	34

	14,689	58,299	105,932	134,704

Net assets	286,995	352,445	474,923	520,050

APPENDIX I	FINANCIAL INFORMATION ON THE DISPOSAL GROUP

UNAUDITED COMBINED STATEMENTS OF CHANGES IN EQUITY

For the years ended 31 August 2009, 2010 and 2011 and six months ended 28/29 February 2011/2012

	Share	Retained	PRC	Exchange
	capital	profits	reserves	reserve	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
At 1 September 2008	—	97,453	1,035	2,790	101,278
Profit for the year	—	181,640	—	—	181,640
Other comprehensive income	—	—	—	70	70

Total comprehensive income for the year	—	181,640	—	70	181,710

Appropriation	—	(573)	573	—	—
Contribution from Other Group Companies, net	—	4,007	—	—	4,007

At 31 August 2009	—	282,527	1,608	2,860	286,995
Profit for the year	—	207,837	—	—	207,837
Other comprehensive income	—	—	—	(97)	(97)

Total comprehensive income for the year	—	207,837	—	(97)	207,740
Distribution to Other Group Companies, net	—	(142,290)	—	—	(142,290)
Appropriation	—	(696)	696	—	—

At 31 August 2010	—	347,378	2,304	2,763	352,445
Profit for the year	—	288,664	—	—	288,664
Other comprehensive income	—	—	—	2,383	2,383

Total comprehensive income for the year	—	288,664	—	2,383	291,047
Distribution to Other Group Companies, net	—	(168,569)	—	—	(168,569)
Appropriation	—	(1,324)	1,324	—	—

At 31 August 2011	—	466,149	3,628	5,146	474,923
Profit for the period	—	137,290	—	—	137,290
Other comprehensive income	—	—	—	606	606

Total comprehensive income for the period	—	137,290	—	606	137,896
Distribution to Other Group Companies, net	—	(92,769)	—	—	(92,769)
Appropriation	—	(2,016)	2,016	—	—

At 29 February 2012	—	508,654	5,644	5,752	520,050

At 31 August 2010	—	347,378	2,304	2,763	352,445
Profit for the period/ Total comprehensive income for the period	—	150,610	—	—	150,610
Distribution to Other Group Companies, net	—	(182,135)	—	—	(182,135)
Appropriation	—	(1,237)	1,237	—	—

At 28 February 2011	—	314,616	3,541	2,763	320,920

APPENDIX I FINANCIAL INFORMATION ON THE DISPOSAL GROUP

UNAUDITED COMBINED STATEMENT OF CASH FLOWS

For the years ended 31 August 2009, 2010 and 2011 and six months ended 28/29 February 2011/2012

	Year ended			Six months ended
	31 August			28 February/29 February
	2009	2010	2011	2011	2012
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Operating activities
Profit before taxation	220,690	244,905	342,836	177,658	164,274

Adjustments for:
Depreciation	204,137	197,378	216,612	104,700	119,152
Amortisation of deferred expenditure	53,160	48,621	37,873	18,181	18,626
Interest income	(2,814)	(10,318)	(1,327)	(403)	(905)
Finance costs	886	946	(944)	251	64
Interest paid to Other Group Companies	68,131	65,557	57,361	28,643	28,668
Loss/(gain) on disposal of fixed assets	1,016	150	626	(546)	(2,199)

Net cash inflow before changes in working capital	545,206	547,239	653,037	328,484	327,680

(Increase)/decrease in long term receivable and prepayment	(505)	917	1,073	653	241
Decrease in accounts receivable	20,091	20,463	27,730	34,670	7,564
Decrease/(increase) in other receivables, deposits and prepayments	13,126	(18,030)	(3,348)	(111,483)	(16,172)
Increase in inventory	—	—	—	—	(25,597)
Increase in deferred expenditure	(46,525)	(34,773)	(46,896)	(21,793)	(20,349)
(Decrease)/increase in accounts payable	(14,758)	(2,434)	(17,712)	(12,477)	2,636
Increase/(decrease) in other payables, accrued charges and deposits received	27,046	1,222	2,149	(33,666)	(29,763)
(Decrease)/increase in amounts due to Other Group Companies	(81,709)	46,798	154,871	122,566	(12,277)
Increase/(decrease) in deferred service revenue	4,621	(8,273)	(19,910)	(17,729)	(13,308)

Net cash inflow from operations	466,593	553,129	750,994	289,225	220,655
Hong Kong profits tax paid	—	(456)	—	—	—
Overseas tax paid	(1,732)	(2,557)	(3,012)	(747)	(2,124)

Net cash inflow from operating activities	464,861	550,116	747,982	288,478	218,531

APPENDIX I FINANCIAL INFORMATION ON THE DISPOSAL GROUP

	Year ended			Six months ended
	31 August			28 February/29 February
	2009	2010	2011	2011	2012
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Investing activities
Interest received	2,814	10,318	1,327	403	905
Purchases of fixed assets	(289,441)	(347,363)	(384,680)	(161,837)	(219,382)
Proceeds from disposal of fixed assets	8,249	14,789	20,229	8,069	17,305

Net cash outflow from investing activities	(278,378)	(322,256)	(363,124)	(153,365)	(201,172)

Financing activities
Repayment of capital element of finance lease	(8)	(23)	(24)	(13)	(8)
Interest element of finance leases	(1)	(9)	(8)	(4)	(3)
Other borrowing cost paid	(885)	(937)	952	(247)	(61)
Dividend paid	—	—	(340,143)	(160,113)	—
(Distribution to)/contribution from Other Group Companies	(2,965)	13,881	16,741	1,914	9,413
Repayment of loan from Other Group Companies	(344,238)	(128,000)	—	—	—
Interest paid to Other Group Companies	(68,131)	(65,557)	(57,361)	(28,643)	(28,668)

Net cash outflow from financing activities	(416,228)	(180,645)	(379,843)	(187,106)	(19,327)

Net (decrease)/increase in cash and cash equivalents	(229,745)	47,215	5,015	(51,993)	(1,968)
Cash and cash equivalents at 1 September	330,151	100,722	147,667	147,667	154,040
Effect of foreign exchange rate changes	316	(270)	1,358	786	1,402

Cash and cash equivalents at 31 August/28 February/ 29 February	100,722	147,667	154,040	96,460	153,474

Analysis of the balances of cash and cash equivalents
Cash at bank and in hand	105,189	157,257	154,885	98,180	158,997
Bank overdrafts – unsecured	(4,467)	(9,590)	(845)	(1,720)	(5,523)

	100,722	147,667	154,040	96,460	153,474

APPENDIX I	FINANCIAL INFORMATION ON THE DISPOSAL GROUP

NOTES TO THE FINANCIAL INFORMATION OF THE DISPOSAL GROUP

For the years ended 31 August 2009, 2010 and 2011, the six months ended 28/29 February 2011/2012

1.	GENERAL

On 31 March 2012, the Company entered into a conditional sale and purchase agreement with Metropolitan Light Company Limited for the disposal of the entire Telecom Group, and on 19 April 2012, the Company entered into a conditional equity transfer agreement with Metropolitian Light (HK) Company Limited, a wholly-owned subsidiary of Metropolitan Light Company Limited, for the disposal of CTI Guangzhou.

2.	BASIS OF PREPARATION

The unaudited financial information of the Disposal Group has been prepared in accordance with Rule 14 68(2)(a)(i) of Chapter 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, and solely for the purposes of inclusion in the circular of the Company in connection with the Disposal.

The unaudited financial information of the Disposal Group for the three years ended 31 August 2011 and the six months ended 28 February 2011 and 29 February 2012 has been prepared using the same accounting policies as those adopted by the Group in the preparation of the consolidated financial statements of the Company and its subsidiaries (the “Group”) for the respective years/periods, which conform with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”).

Effective from 1 September 2011, the Group has changed its accounting policy with respect to the investment property. The Group now applies the fair value model as the valuation model of its investment property, under which the investment property is stated in the balance sheet at fair value at the end of the reporting period. Any gain or loss arising from a change in fair value or from the retirement or disposal of an investment property is recognised in profit or loss. Prior to this change, cost model was applied and investment property was stated in the balance sheet at cost less accumulated depreciation and impairment loss, if any. The change in accounting policy, which requires retrospective application, has no impact to the Disposal Group’s unaudited financial information since the Disposal Group had no investment property during the three years ended 31 August 2011 and the six months ended 29 February 2012.

The unaudited financial information of the Disposal Group does not contain sufficient information to constitute a complete set of financial statements as defined in Hong Kong Accounting Standard 1 (Revised) “Presentation of Financial Statements” issued by the HKICPA or a set of condensed financial statements as defined in Hong Kong Accounting Standard 34 “Interim Financial Reporting”.

APPENDIX II	FINANCIAL INFORMATION

1.	FINANCIAL INFORMATION

The audited consolidated financial statements of the Group (i) for the year ended 31 August 2009 is disclosed in the 2009 annual report of the Company published on 17 November 2009, from pages 47 to 51; (ii) for the year ended 31 August 2010 is disclosed in the 2010 annual report of the Company published on 16 November 2010, from pages 59 to 64; and (iii) for the year ended 31 August 2011 is disclosed in the 2011 annual report of the Company published on 16 November 2011, from pages 52 to 57, and the unaudited condensed consolidated financial statements of the Group for the six months ended 29 February 2012 is disclosed in the 2012 interim report of the Company published on 27 April 2012, from pages 14 to 19, all of which have been published on the website of the Stock Exchange (www.hkex.com.hk) and the website of the Company (www.ctigroup.com.hk).

2.	INDEBTEDNESS STATEMENT

Borrowings

As at 31 March 2012, being the latest practicable date for the purpose of this statement of indebtedness prior to the printing of this circular, the Group had aggregate outstanding borrowings, of approximately HK$12.36 million, comprising the obligations under finance leases of HK$0.33 million and unsecured bank overdraft of HK$12.03 million.

Contingent liabilities

As at 31 March 2012, the Group had total contingent liabilities of HK$7.70 million in respect of guarantees provided to suppliers of HK$2.13 million and to utility vendors in lieu of payment of utility deposits of HK$5.57 million.

Pledge of assets

As at 31 March 2012, the Group had no pledged asset.

Disclaimers

Save as disclosed above, and apart from intra-group liabilities as at 31 March 2012, the Group did not have any loan capital issued and outstanding or agreed to be issued, bank overdrafts, loans or other similar indebtedness, liabilities under acceptances or acceptable credits, debentures, mortgages, charges, hire purchases commitments, guarantees or other material contingent liabilities as at 31 March 2012.

3.	MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or trading position of the Group since 31 August 2011, being the date to which the latest audited consolidated financial statements of the Group were made up.

APPENDIX II	FINANCIAL INFORMATION

4.	WORKING CAPITAL STATEMENT

The Directors are of the opinion that taking into account (i) the Group’s present financial resources; (ii) the presently available banking and other facilities; (iii) the proceeds from the Disposal; and (iv) other internal resources generated by the Group’s future operations and in the absence of unforeseen circumstances, the Group will have sufficient working capital for a period of 12 months from the date of this circular.

5.	FINANCIAL AND TRADING PROSPECTS OF THE REMAINING GROUP

In light of the support shown by the Hong Kong Government in recent years to promote the creative industry of Hong Kong, which includes domains such as television, film, digital entertainment, design, and architecture, notwithstanding the dominance of a single multimedia company in Hong Kong, the Group expects that the multimedia business in Hong Kong to strive in the near future, and that the demand for entertainment content in Hong Kong and overseas markets to continue to increase.

With the proceeds from the Disposal, the Group will be in a unique position to capture this opportunity in establishing an all-rounded multimedia company engaging in multimedia production and content distribution business, including but not limited to the offer of free TV programming.

Looking forward, with the possible entry of other free TV programme service providers and other multimedia companies, the Group expects that the multimedia business in Hong Kong will become increasingly competitive; however, with the expected completion of the Multimedia Centre, the recent large-scale recruitment of production crew and talent artistes, the Group will be able to bring Hong Kong back into the position of an Asian drama production hub.

In the short term, as the establishment of the Multimedia Business is highly capital intensive, the Group expects to incur a high level of capital expenditure. Given that the Multimedia Business is in its early stage, the Group does not expect to generate revenue until 2013.

6.	MANAGEMENT DISCUSSION AND ANALYSIS OF THE REMAINING GROUP

For the six months ended 29 February 2012

1.	Liquidity and capital resources

As at 29 February 2012, the Remaining Group had total cash and cash equivalents amounting to HK$89.08 million and outstanding borrowing of HK$2.63 million, which led to a net cash position of HK$86.45 million as compared to a net cash position of HK$253.76 million as at 31 August 2011. The decrease in total cash and cash equivalents was mainly due to the payment of FY2011 final dividend of HK$115.89 million and the start up investment for the new Multimedia Business.

APPENDIX II	FINANCIAL INFORMATION

The HK$2.63 million borrowing represented the unsecured bank overdrafts of HK$2.34 million and obligations under finance lease of HK$0.29 million, with debt maturity profile as follows:

HK$’000
Repayable within one year	2,426
Repayable in the second year	87
Repayable in the third to fifth year	116

Total	2,629

As at 29 February 2012, the outstanding borrowings bear fixed or floating interest rate and are all denominated in Hong Kong dollars. As the Remaining Group was in net cash position, no gearing ratio is presented.

As at 29 February 2012, the Remaining Group has total banking facilities of HK$426.25 million of which, HK$23.25 million was granted jointly to the Company and HKBN, one of the companies in the Disposal Group. As at 29 February 2012, the Company has utilised HK$2.10 million banking facilities, and HKBN utilised HK$5.60 million bank facilities mainly for providing bank guarantees to suppliers and to utility vendors in lieu of utility deposits.

During the period, the Remaining Group invested HK$26.32 million CAPEX mainly for the start up of Multimedia Business.

2.	Business Review

During the period, the principle focus of the Remaining Group was on its Multimedia Business start-up and to remain its corporate functions. The Remaining Group recorded a profit attributable to shareholders of HK$97.36 million which was mainly attributed by other income of HK$129.71 million composed of dividend income of HK$99.98 million and interest income of HK$28.67 million on shareholders’ loan received and receivable from HKBN, net of production costs of HK$12.22 million and other operating expenses of HK$19.22 million mainly incurred for the Multimedia Business and to maintain its corporate functions, including Hong Kong and US compliance costs, expenses incurred for various financing options, management and supporting employee costs, and legal and professional fee. Finance costs of HK$1.41 million mainly represented interests on bank borrowings and other borrowing costs of HK$2.25 million net of change in fair value of derivative financial instrument of HK$0.83 million.

APPENDIX II	FINANCIAL INFORMATION

3.	Talent remuneration

Including the Directors of the Group, as at 29 February 2012, the Remaining Group had a total of 111 permanent full-time employees. Total employee costs, including the emolument of the Directors remaining in the Group and excluding the portion allocated to the Disposal Group, was approximately HK$8.69 million for the year ended 29 February 2012.

The Remaining Group provides a remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent on both the Group’s and individual performances. The Remaining Group provides comprehensive medical insurance coverage, competitive retirement benefits schemes, talents training programs and it also operates a share option scheme.

4.	Charge on assets

As at 29 February 2012, the Remaining Group did not have any pledged deposits for securing its banking facilities.

5.	Exchange rate exposure

All the Remaining Group’s monetary assets and liabilities are primarily denominated in either Hong Kong dollars or United States dollars. Given the exchange rate of the Hong Kong dollar to the United States dollar has remained close to the current pegged rate of HKD7.80 = USD1.00 since 1983, management does not expect significant foreign exchange gains or losses between the two currencies.

6.	Contingent liabilities

As at 29 February 2012, the Remaining Group had total contingent liabilities in respect of guarantees provided to suppliers of HK$2.10 million. Save as disclosed above, there are no material contingent liabilities.

APPENDIX II	FINANCIAL INFORMATION

For the year ended 31 August 2011

1.	Liquidity and capital resources

As at 31 August 2011, the Remaining Group had total cash and cash equivalents amounting to HK$254.09 million and outstanding borrowing of HK$0.33 million, which led to a net cash position of HK$253.76 million as compared to the net cash position as at 31 August 2010 of HK$306.42 million. The decrease in total cash and cash equivalents was mainly due to the full repayment of long-term bank loan of HK$125.00 million in March 2011. The HK$0.33 million borrowing represented the obligations under finance lease with debt maturity profile as follows:

HK$’000
Repayable within one year	87
Repayable in the second year	85
Repayable in the third to fifth year	160

Total	332

As at 31 August 2011, the outstanding borrowings bear fixed interest rate and are all denominated in Hong Kong dollars. As the Remaining Group was in net cash position, no gearing ratio is presented.

As at 31 August 2011, the Remaining Group has total banking facilities of HK$38.90 million which was granted jointly to the Company and HKBN, one of the companies in the Disposal Group, among this, the Company has utilised HK$1.30 million banking facilities, and HKBN utilised HK$5.60 million bank facilities mainly for providing bank guarantees to suppliers and to utility vendors in lieu of utility deposits.

During the year, the Remaining Group mainly acquired a parcel of land and related costs of HK$50.10 million for constructing the Multimedia Centre which is expected to be fully operational in April 2014.

2.	Business Review

The Remaining Group remained its corporate function and recorded a profit attributable to shareholders of HK$205.28 million mainly contributed by other income of HK$240.85 million which mainly composed dividend income of HK$180.03 million and interest income of HK$57.36 million on shareholders’ loan received and receivable from HKBN. Net finance costs of HK$7.30 million mainly represented bank and related borrowing costs. Other operating expenses of HK$23.48 million mainly incurred to maintain its corporate function, including Hong Kong and US compliance costs, expenses incurred for various financing options, employee costs, and legal and professional fee.

3.	Talent remuneration

Including the Directors of the Group, as at 31 August 2011, the Remaining Group had a total of 104 permanent full-time employees. Total employee costs, including the emolument of the Directors remaining in the Group and excluding the portion allocated to the Disposal Group, was approximately HK$6.84 million for the year ended 31 August 2011.

APPENDIX II	FINANCIAL INFORMATION

The Remaining Group provides a remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent on both the Group’s and individual performances. The Remaining Group provides comprehensive medical insurance coverage, competitive retirement benefits schemes, talents training programs and it also operates a share option scheme.

4.	Charge on assets

As at 31 August 2011, the Remaining Group did not have any pledged deposits for securing its banking facilities.

5.	Exchange rate exposure

All the Remaining Group’s monetary assets and liabilities are primarily denominated in either Hong Kong dollars or United States dollars. Given the exchange rate of the Hong Kong dollar to the United States dollar has remained close to the current pegged rate of HKD7.80 = USD1.00 since 1983, management does not expect significant foreign exchange gains or losses between the two currencies.

6.	Contingent liabilities

As at 31 August 2011, the Remaining Group had total contingent liabilities in respect of guarantees provided to suppliers of HK$1.30 million. Save as disclosed above, there are no material contingent liabilities.

For the year ended 31 August 2010

1.	Liquidity and capital resources

As at 31 August 2010, the Remaining Group had total cash and cash equivalents amounting to HK$431.41 million and outstanding borrowing of HK$124.99 million, which led to a net cash position of HK$306.42 million as compared to a net debt position of HK$27.93 million as at 31 August 2009. The increase in total cash and cash equivalents was mainly due to the gross proceeds of US$52.30 million (equivalent to approximately HK$406.16 million) received from a placement of 80,500,000 new ordinary shares of the Company in the form of 4,025,000 American Depositary Shares (“ADSs”) (1 ADS = 20 ordinary shares), net of the full repayment of the then outstanding 10-year senior notes with principle value of US$21.40 million (equivalent to approximately HK$165.60 million) through repurchase in the open market and early redemption at price equal to 104.375% of the principle amount, The repurchase and redemption were partially supported by a HK$125.00 million 5-year bank loan to take advantage of the low interest rate environment and also to maintain funding and capital structure flexibility. During the year, the Remaining Group entered into a 5-year interest rate swap contract with a HK$175.00 million notional amount to hedge against interest rate risk which is recognised initially at fair value and is re-measured at each balance sheet date.

APPENDIX II	FINANCIAL INFORMATION

The HK$124.99 million borrowing mainly represented the long-term bank loan of HK$123.57 million, bank overdraft of HK$0.90 million and obligations under finance lease of HK$0.52 million. The debt maturity profile is as follows:

HK$’000
Repayable within one year	1,089
Repayable in the second year	87
Repayable in the third to fifth year	123,812

Total	124,988

As at 31 August 2010, the outstanding borrowings bear fixed or floating interest rate and are all denominated in Hong Kong dollars. As the Remaining Group was in net cash position, no gearing ratio is presented.

As at 31 August 2010, the Remaining Group has total banking facilities and revolving loan facility of HK$353.84 million which was granted to the Company and HKBN jointly, among this amount, the Company has utilised HK$127.20 million banking facilities mainly for revolving loan facility and for providing bank guarantees to suppliers, and HKBN utilised HK$6.14 million bank facilities mainly for providing bank guarantees to suppliers and to utility vendors in lieu of utility deposits.

During the year, the Remaining Group did not incur any material capital expenditure for the Remaining Business.

2.	Business Review

The Remaining Group remained its corporate function and recorded a profit attributable to shareholders of HK$169.14 million mainly contributed by other income of HK$217.97 million which mainly composed dividend income of HK$160.11 million and interest income of HK$65.56 million on shareholders’ loan received and receivable from HKBN, net of loss on extinguishment of 10-year senior notes of HK$9.65 million.

Net finance costs of HK$21.29 million mainly comprised of the interest from 10-year senior notes of HK$5.88 million, change in fair value of derivate financial instrument of HK$11.29 million and bank and other borrowing costs of HK$4.12 million. Other operating expenses of HK$21.94 million mainly incurred to maintain its corporate function, including Hong Kong and US compliance costs, expenses incurred for various financing options, employee costs, and legal and professional fee.

APPENDIX II	FINANCIAL INFORMATION

3.	Talent remuneration

Including the Directors of the Group, as at 31 August 2010, the Remaining Group had a total of 108 permanent full-time employees. Total employee costs, including the emolument of the Directors remaining in the Group and excluding the portion allocated to the Disposal Group, was approximately HK$7.22 million for the year ended 31 August 2010.

The Remaining Group provides a remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent on both the Group’s and individual performances. The Remaining Group provides comprehensive medical insurance coverage, competitive retirement benefits schemes, talents training programs and it also operates a share option scheme.

4.	Charge on assets

As at 31 August 2010, the Remaining Group did not have any pledged deposits for securing its banking facilities.

5.	Exchange rate exposure

All the Remaining Group’s monetary assets and liabilities are primarily denominated in either Hong Kong dollars or United States dollars. Given the exchange rate of the Hong Kong dollar to the United States dollar has remained close to the current pegged rate of HKD7.80 = USD1.00 since 1983, management does not expect significant foreign exchange gains or losses between the two currencies.

6.	Contingent liabilities

As at 31 August 2010, the Remaining Group had total contingent liabilities in respect of guarantees provided to suppliers of HK$2.20 million. Save as disclosed above, there are no material contingent liabilities.

For the year ended 31 August 2009

1.	Liquidity and capital resources

As at 31 August 2009, the Remaining Group had total cash and cash equivalents amounting to HK$136.27 million and outstanding borrowing of HK$164.20 million, which led to a net debt position of HK$27.93 million as compared to a net debt position of HK$504.81 million as at 31 August 2008. The decrease in net debt balance was mainly due to the below par buyback of 10-year senior notes through tender offer during the year, totalling in a cancellation of US$68.00 million in principle value (approximately HK$527.00 million).

APPENDIX II	FINANCIAL INFORMATION

The HK$164.20 million borrowing mainly represented the remaining 10-year senor notes in issue after the buyback of US$21.36 million (approximately HK$165.56 million). The amortised costs of the 10-year senior notes was US$20.98 million (equivalent to HK$162.59 million) as at 31 August 2009, bank overdraft of HK$0.90 million and obligations under finance lease of HK$0.71 million. The debt maturity profile is as follows:

HK$’000
Repayable within one year	1,089
Repayable in the second year	189
Repayable in the third to fifth year	263
After the fifth year	162,656

Total	164,197

As at 31 August 2009, the outstanding borrowings bear fixed interest rate and are all denominated in Hong Kong dollars or United States dollars. The gearing ratio of the Remaining Group is presented as below:

HK$’000
Net Debt (excluded pledged bank deposits)	42,970
Net Assets	941,532
Net Gearing (times)	0.05

As at 31 August 2009, the Remaining Group had total banking facilities and revolving loan facility of HK$205.04 million, among this amount, HK$14.89 million was granted to the Company and HKBN jointly. The Company has utilised HK$2.49 million banking facilities for providing bank guarantees to suppliers, and HKBN has utilised HK$5.27 million bank facilities mainly for providing bank guarantees to utility vendors in lieu of utility deposits.

During the year, the Remaining Group did not incur any material capital expenditure for the Remaining Business.

2.	Business Review

The Remaining Group remained its corporate functions and recorded a profit attributable to shareholders of HK$31.19 million mainly driven by interest income of HK$68.13 million on shareholders’ loan received and receivable from HKBN and gain on extinguishment of the 10-year senior notes of HK$31.37 million. Net finance costs of HK54.24 million mainly represented the interest from 10-year senior notes of HK$52.67 million. Other operating expenses of HK$20.07 million mainly incurred to maintain its corporate functions, including Hong Kong and US compliance costs, expenses incurred for various financing options, employee costs, and legal and professional fee.

APPENDIX II	FINANCIAL INFORMATION

3.	Talent remuneration

Including the Directors of the Group, as at 31 August 2009, the Remaining Group had a total of 108 permanent full-time employees. Total employee costs, including the emolument of the Directors remaining in the Group and excluding the portion allocated to the Disposal Group, was approximately HK$7 million for the year ended 31 August 2009.

The Remaining Group provides a remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent on both the Group’s and individual performances. The Remaining Group provides comprehensive medical insurance coverage, competitive retirement benefits schemes, talents training programs and it also operates a share option scheme.

4.	Charge on assets

As at 31 August 2009, the Remaining Group had pledged deposits of HK$15.04 million for securing the Group’s banking facilities.

5.	Exchange rate exposure

All the Remaining Group’s monetary assets and liabilities are primarily denominated in either Hong Kong dollars or United States dollars. Given the exchange rate of the Hong Kong dollar to the United States dollar has remained close to the current pegged rate of HKD7.80 = USD1.00 since 1983, management does not expect significant foreign exchange gains or losses between the two currencies.

6.	Contingent liabilities

As at 31 August 2009, the Remaining Group had contingent liabilities in respect of guarantees provided to suppliers of HK$2.49 million and for corporate guarantee provided to the Disposal Group for shared bank facility of HK$4.65 million. Save as disclosed above, there are no material contingent liabilities.

APPENDIX III	UNAUDITED PRO FORMA FINANCIAL INFORMATION ON THE REMAINING GROUP

A.	INTRODUCTION TO UNAUDITED PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma consolidated income statement, unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated cash flow statement of the Remaining Group have been prepared to illustrate the effect of the Disposal as if it had taken place on 29 February 2012 for the unaudited pro forma consolidated balance sheet and on 1 September 2011 for the unaudited pro forma consolidated income statement and the unaudited pro forma consolidated cash flow statement.

The preparation of the unaudited pro forma consolidated balance sheet of the Remaining Group is based on the consolidated balance sheet of the Group as at 29 February 2012, which has been extracted from the published unaudited interim report of the Group for the six months ended 29 February 2012. The preparation of the unaudited pro forma consolidated income statement and the unaudited pro forma consolidated cash flow statement of the Remaining Group for the six months ended 29 February 2012 is based on the unaudited consolidated income statement and the unaudited consolidated cash flow statement of the Group for the six months ended 29 February 2012, respectively, which have been extracted from the published unaudited interim report of the Group for the six months ended 29 February 2012.

Narrative descriptions of the unaudited pro forma adjustments that are directly attributable to the Disposal and factually supportable are summarised in the accompanying notes.

As the unaudited pro forma financial information is prepared for illustrative purposes only, and because of its hypothetical nature, it may not give a true picture of the financial results, cash flows and financial position of the Remaining Group had the Disposal been taken place as at 1 September 2011 or 29 February 2012 or any future dates.

APPENDIX III	UNAUDITED PRO FORMA FINANCIAL
INFORMATION ON THE REMAINING GROUP

UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT OF THE REMAINING GROUP

For the six months ended 29 February 2012

					Pro forma
	The	Pro forma	Pro forma	Pro forma	Remaining
	Group	adjustment	adjustment	adjustment	Group
		(Note 5)	(Note 6)	(Note 3)
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Turnover	918,294	(917,845)	3,300	—	3,749
Network cost and costs of sales	(167,189)	154,966	(6,542)	—	(18,765)
Other operating expenses	(591,335)	572,109	(1,847)	(16,930)	(38,003)
Other income, net	3,307	26,432	6,777	—	36,516
Finance costs	(1,478)	64	—	—	(1,414)
Gain on Disposal	—	3,696,674	—	—	3,696,674

Profit before taxation	161,599	3,532,400	1,688	(16,930)	3,678,757
Income tax (expenses)/credit	(26,922)	26,984	—	—	62

Profit for the period	134,677	3,559,384	1,688	(16,930)	3,678,819

APPENDIX III	UNAUDITED PRO FORMA FINANCIAL
INFORMATION ON THE REMAINING GROUP

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET OF THE REMAINING GROUP

At 29 February 2012

						Pro forma
	The	Pro forma	Pro forma	Pro forma	Pro forma	Remaining
	Group	adjustment	adjustment	adjustment	adjustment	Group
		(Note 1)	(Note 3)	(Note 2)	(Note 4)
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
NON-CURRENT ASSETS
Goodwill	1,066	(1,066)	—	—	—	—
Intangible assets	2,450	316,943	—	—	—	319,393
Fixed assets	1,734,054	(1,587,841)	—	165,197	—	311,410
Long term receivable and prepayment	7,595	(3,860)	—	—	—	3,735
Deferred tax assets	3,395	—	—	—	—	3,395
Deferred expenditure	3,487	(3,487)	—	—	—	–

	1,752,047	(1,279,311)	—	165,197	—	637,933
CURRENT ASSETS
Accounts receivable	64,439	(64,435)	—	—	—	4
Other receivables, deposits and prepayments	127,592	(103,650)	—	—	—	23,942
Deferred expenditure	42,871	(42,871)	—	—	—	—
Inventory	25,718	(25,597)	—	—	—	121
Cash at bank and in hand	248,077	4,853,003	—	—	—	5,101,080

	508,697	4,616,450	—	—	—	5,125,147

CURRENT LIABILITIES
Bank overdrafts—unsecured	7,866	(5,523)	—	—	—	2,343
Accounts payable	20,420	(18,484)	—	—	—	1,936
Other payables and accrued charges	154,757	(66,007)	—	—	2,022,540	2,111,290
Deposits received	28,881	(28,881)	—	—	—	—
Deferred services revenue	73,306	(73,302)	—	—	—	4
Tax payable	2,456	2,292	—	—	—	4,748
Obligation under finance leases	102	(19)	—	—	—	83

	287,788	(189,924)	—	—	2,022,540	2,120,404
Net current assets	220,909	4,806,374	—	—	(2,022,540)	3,004,743

Total assets less current liabilities	1,972,956	3,527,063	—	165,197	(2,022,540)	3,642,676

APPENDIX III	UNAUDITED PRO FORMA FINANCIAL
INFORMATION ON THE REMAINING GROUP

						Pro forma
	The	Pro forma	Pro forma	Pro forma	Pro forma	Remaining
	Group	adjustment	adjustment	adjustment	adjustment	Group
		(Note 1)	(Note 3)	(Note 2)	(Note 4)
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
NON-CURRENT LIABILITIES
Deferred tax liabilities	139,171	(136,450)	—	—	—	2,721
Deferred services revenue	277	(277)	—	—	—	—
Derivative financial instrument	10,731	—	—	—	—	10,731
Long-term debt and other liabilities	237	(34)	—	—	—	203

	150,416	(136,761)	—	—	—	13,655

Net assets	1,822,540	3,663,824	—	165,197	(2,022,540)	3,629,021

CAPITAL AND RESERVES
Share capital	77,308	—	—	—	—	77,308
Revaluation reserve	—	—	—	165,197	—	165,197
Capital reserve	24,717	—	16,930	—	—	41,647
Reserves	1,720,515	3,663,824	(16,930)	—	(2,022,540)	3,344,869

Total equity	1,822,540	3,663,824	—	165,197	(2,022,540)	3,629,021

APPENDIX III	UNAUDITED PRO FORMA FINANCIAL
INFORMATION ON THE REMAINING GROUP

UNAUDITED PRO FORMA CONSOLIDATED CASH FLOWS STATEMENT OF THE REMAINING GROUP

For the period ended 29 February 2012

					Pro forma
	The	Pro forma	Pro forma	Pro forma	Remaining
	Group	adjustment	adjustment	adjustment	Group
		(Note 5)	(Note 6)	(Note 3)
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Operating activities
Profit before taxation	161,599	3,532,400	1,688	(16,930)	3,678,757
Adjustments for:
Depreciation	120,303	(119,152)	—	—	1,151
Amortisation of deferred expenditure	18,626	(18,626)	—	—	—
Amortisation of IRU and agreed telecommunications services	—	—	1,847	—	1,847
Interest income	(2,198)	905	—	—	(1,293)
Finance costs	1,478	(64)	—	—	1,414
Equity settled share-based transactions	1,627	—	—	16,930	18,557
Interest income from Disposal
Group	—	(28,668)	—	—	(28,668)
Gain on disposal of business	—	(3,696,674)	—	—	(3,696,674)
Gain on disposal of fixed assets	(2,199)	2,199	—	—	—
Others	1,659	—	—	—	1,659

Net cash inflow/(outflow) before changes in working capital	300,895	(327,680)	3,535	—	(23,250)
Increase in long-term receivable and prepayment	(3,494)	(241)	—	—	(3,735)
Decrease/(increase) in accounts receivable	7,560	(7,564)	(10,077)	—	(10,081)
Increase in other receivables, deposits and prepayments	(36,448)	16,172	—	—	(20,276)
Increase in inventory	(25,718)	25,597	—	—	(121)
Increase in deferred expenditure	(20,349)	20,349	—	—	—
Increase in accounts payable	3,001	(2,636)	—	—	365
(Decrease)/increase in other payables, accrued charges and deposits received	(33,261)	29,763	6,542	—	3,044
Decrease in amounts due from fellow subsidiaries	—	12,277	—	—	12,277
(Decrease)/increase in deferred service revenue	(13,304)	13,308	—	—	4

APPENDIX III	UNAUDITED PRO FORMA FINANCIAL
INFORMATION ON THE REMAINING GROUP

					Pro forma
	The	Pro forma	Pro forma	Pro forma	Remaining
	Group	adjustment	adjustment	adjustment	Group
		(Note 5)	(Note 6)	(Note 3)
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Net cash inflow/(outflow) from operations	178,882	(220,655)	—	—	(41,773)
Hong Kong profits tax paid	—	—	—	—	—
Overseas tax paid	(2,124)	2,124	—	—	—

Net cash inflow/(outflow) from operating activities	176,758	(218,531)	—	—	(41,773)

Investing activities
Interest received	2,038	(905)	—	—	1,133
Purchases of fixed assets	(246,474)	219,382	—	—	(27,092)
Investment in a non-wholly owned subsidiary	(2,450)	—	—	—	(2,450)
Proceeds from disposal of fixed assets	17,305	(17,305)	—	—	—
Proceeds from disposal of business	—	5,012,000	—	—	5,012,000

Net cash (outflow)/inflow from investing activities	(229,581)	5,213,172	—	—	4,983,591

Net cash (outflow)/inflow before financing activities	(52,823)	4,994,641	—	—	4,941,818

Financing activities
Proceeds from issuance of new shares	1,700	—	—	—	1,700
Repayment of capital element of finance lease	(54)	8	—	—	(46)
Interest element of finance leases	(11)	3	—	—	(8)
Other borrowing cost paid	(2,240)	61	—	—	(2,179)
Dividend paid	(115,894)	—	—	—	(115,894)
Interest received from Disposal Group	—	28,668	—	—	28,668
Distribution to Disposal Group	—	(9,413)	—	—	(9,413)

APPENDIX III	UNAUDITED PRO FORMA FINANCIAL
INFORMATION ON THE REMAINING GROUP

					Pro forma
	The	Pro forma	Pro forma	Pro forma	Remaining
	Group	adjustment	adjustment	adjustment	Group
		(Note 5)	(Note 6)	(Note 3)
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Net cash outflow from financing activities	(116,499)	19,327	—	—	(97,172)

Net (decrease)/increase in cash and cash equivalents	(169,322)	5,013,968	—	—	4,844,646
Cash and cash equivalents at 1 September	408,131	(154,040)	—	—	254,091
Effect of foreign exchange rate changes	1,402	(1,402)	—	—	—

Cash and cash equivalents at 31 August	240,211	4,858,526	—	—	5,098,737

Analysis of the balances of cash and cash equivalents
Cash at bank and in hand	248,077	4,853,003	—	—	5,101,080
Bank overdrafts—unsecured	(7,866)	5,523	—	—	(2,343)

	240,211	4,858,526	—	—	5,098,737

Notes:

1.	The adjustment represents the effect of the disposal of Telecom Group and CTI Guangzhou on the unaudited pro forma consolidated balance sheet of the Remaining Group as if the Disposal had been taken place on 29 February 2012. The recognition of Gain on Disposal is approximately HK$3,663.82 million which has been determined as the aggregate of the estimated net proceeds of HK$4,990.14 million and the fair value of the IRUs granted by HKBN allowing the Company to use certain capacity of the network of HKBN for a term of 20 years from Completion and the fair value of agreed telecommunications services granted by HKBN to the Group for a term of 10 years from Completion of HK$316.94 million minus the aggregate of (1) the net assets of the Disposal Group as at 29 February 2012 of HK$520.05 million; (2) assume repayment of the Shareholder’s Loans and other amount due from the Disposal Group to the Remaining Group as at 29 February 2012 of HK$966.45 million; (3) the management bonus of HK$153.00 million; (4) the write off of the associated goodwill of the Disposal Group of HK$1.07 million as at 29 February 2012; and (5) the related adjustment on the profit tax liabilities and deferred tax liabilities of HK$2.69 million assuming the Disposal had been taken place on 29 February 2012.

APPENDIX III	UNAUDITED PRO FORMA FINANCIAL
INFORMATION ON THE REMAINING GROUP

2.	The adjustment represents the reclassification of certain part of the Retained Properties and also a property held by the Company from “Property, plant and equipment” to “Investment properties” as the use of this part of the Retained Properties and a property held by the Company will be changed from self use to leasing for rental income at Completion and thus accounted for in accordance with Hong Kong Accounting Standard (“HKAS”) 40 Investment Properties. Based on the independent valuation reports prepared by Savills Valuation and Professional Services Limited as at 31 March 2012 and 29 February 2012, this part of the Retained Properties and the property held by the Company are expected to appreciate by HK$165.20 million in aggregate. According to the Group’s accounting policies, the Investment Properties were stated at fair value. As a result, upon the Disposal, an appreciation in value of HK$165.20 million, representing the difference between the fair value of the Group’s investment properties and its net book value, was made.

3.	The adjustment represents the recognition of share based payment arising from the modification on the conditions of those outstanding shares options held by the Excluded Directors. As a result of the Disposal, certain conditions imposed in the share options will be waived and all unvested outstanding share options held by the Excluded Directors will become vested and exercisable immediately. The Group will account for the modification in accordance with HKFRS 2 “Share-based payment” by recognising the incremental fair value, representing the difference between the fair value of the modified share options and the original share options, both estimated as at the date of the modification over the period from the modification date until the date when the modified share options vest. For illustration purpose, the management considered the modification date as 29 February 2012 and applied variables to the option pricing model prevailing on that date. Actual modification to share options would be subject to shareholders’ approval at the EGM. As the share options will become vested and exercisable upon Completion, the original grant-date fair value and the incremental fair value is fully expensed to profit and loss, of HK$16.93 million.

4.	The adjustment represents the special dividend of HK$2,022.54 million (representing HK$2.50 per Share, taking into account expected exercise of all outstanding share options) that the Board has decided to declare to Shareholders, subject to the receipt of the sale proceeds upon Completion.

5.	Assuming the Disposal had been taken place on 1 September 2011, the adjustment reflects

a.	the exclusion of the consolidated results and the consolidated cash flows of the Disposal Group for the period ended 29 February 2012, which are extracted from Appendix I;

b.	the estimated Gain on Disposal of approximately HK$3,696.67 million which is calculated as the aggregate of the net proceeds of HK$4,990.14 million and the fair value of the IRUs granted by HKBN allowing the Company to use certain capacity of the network of HKBN for a term of 20 years from Completion and the fair value of agreed telecommunication services granted by HKBN to the Group for a term of 10 years from Completion of HK$316.94 million minus the aggregate of (1) the net assets of HK$474.92 million of the Disposal Group as at 31 August 2011; (2) the Shareholders’ Loan and other amount due from the Disposal Group to the Remaining Group of HK$978.73 million as at 31 August 2011; (3) the management bonus of HK$153.00 million; (4) the write off of the associated goodwill of the Disposal Group of HK$1.07 million as at 31 August 2011; and (5) the related adjustment on the profit tax liabilities and deferred tax liabilities of HK$2.69 million.

6.	The adjustment represents the following transactions, as if the Disposal had been taken place on 1 September 2011: (1) total licence fee received from the Disposal Group to broadcast the news content produced by the bbTV news production operations unit of HK$3.30 million based on the monthly fee of HK$550,000; (2) the production cost of bbTV news production operations of HK$6.54 million; (3) the six months amortisation charges on the IRUs and agreed telecommunications services of HK$1.85 million determined with reference to the assessed fair value of the IRUs and agreed telecommunications services and the respective terms of use; (4) the six months rental income of HK$6.78 million from the leasing of part of the Retained Properties at the prevailing market rent to the Telecom Group.

APPENDIX III	UNAUDITED PRO FORMA FINANCIAL
INFORMATION ON THE REMAINING GROUP

B. REPORT ON UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following is the full text of a report received from the independent auditor KPMG, Certified Public Accountants, Hong Kong, for the purpose of inclusion in this Circular.

8th Floor Prince’s Building 10 Chater Road Central Hong Kong

The Directors

City Telecom (H.K.) Limited

2 May 2012

Dear Sirs,

City Telecom (H.K.) Limited (“the Company”)

We report on the unaudited pro forma financial information (“the Pro Forma Financial Information”) of the Company and its subsidiaries (“the Group”) set out in Part A of Appendix III to the circular dated 2 May 2012 (“the Circular”), which has been prepared by the directors to the Company solely for illustrative purposes to provide information about how the Disposal might have affected the financial information presented. The basis of preparation of the unaudited Pro Forma Financial Information is set out in Part A of Appendix III to the Circular.

Responsibilities

It is the responsibility solely of the directors of the Company to prepare the unaudited Pro Forma Financial Information in accordance with Paragraph 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and with reference to Accounting Guideline 7 “Preparation of Pro Forma Financial Information for inclusion in Investment Circulars” issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”).

APPENDIX III	UNAUDITED PRO FORMA FINANCIAL
INFORMATION ON THE REMAINING GROUP

It is our responsibility to form an opinion, as required by paragraph 4.29(7) of the Listing Rules, on the unaudited Pro Forma Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with Hong Kong Standard on Investment Circular Reporting Engagements (“HKSIR”) 300 “Accountants’ Reports on Pro Forma Financial Information in Investment Circulars” issued by the HKICPA. Our work consisted primarily of comparing the unadjusted financial information with source documents, considering the evidence supporting the adjustments and discussing the unaudited Pro Forma Financial Information with the directors of the Company. The engagement did not involve independent examination of any of the underlying financial information.

Our work did not constitute an audit or review made in accordance with Hong Kong Standards on Auditing or Hong Kong Standards on Review Engagements issued by the HKICPA, and accordingly, we do not express any such audit or review assurance on the unaudited Pro Forma Financial Information.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purposes of the unaudited Pro Forma Financial Information as disclosed pursuant to paragraph 4.29(1) of the Listing Rules.

The unaudited Pro Forma Financial Information is for illustrative purposes only, based on the judgements and assumptions of the directors of the Company, and because of its hypothetical nature, it does not provide any assurance or indication that any event will take place in the future and may not be indicative of:

•	the financial position of the Group as at 29 February 2012 or any future date; or

•	the results of the Group for the six months ended 29 February 2012 or any future periods.

APPENDIX III	UNAUDITED PRO FORMA FINANCIAL
INFORMATION ON THE REMAINING GROUP

Opinion

In our opinion:

(a)	the unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated;

(b)	such basis is consistent with the accounting policies of the Group, and

(c)	the adjustments are appropriate for the purposes of the unaudited Pro Forma Financial Information as disclosed pursuant to Paragraph 4.29(1) of the Listing Rules.

Yours faithfully

KPMG

Certified Public Accountants

Hong Kong

APPENDIX IV	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief, the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTERESTS

As at the Latest Practicable Date, the interests and short positions of each Director and chief executive of the Company in the Shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required: (i) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he was taken or deemed to have under such provisions of SFO); or (ii) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (iii) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers to be notified to the Company and the Stock Exchange are as follows:

							Approximate
					Interests in		percentage
					underlying		interests in
	Interest in Shares			Total	shares		the Company’s
	Personal	Corporate	Family	interests in	pursuant to	Aggregate	issued share
Name of Director	interests	interests	interests	shares	share options	interests	capital
							Note (1)

Mr. Wong Wai Kay, Ricky	7,145,289	339,814,284	—	346,959,573	8,091,604	355,051,177	45.86%
		Note(2)(i)
Mr. Cheung Chi Kin, Paul	19,361,820	24,924,339	—	44,286,159	6,091,604	50,377,763	6.51%
		Note(2)(ii)
Mr. Yeung Chu Kwong, William	2,306,000	—	—	2,306,000	11,542,956	13,848,956	1.79%
Mr. Lai Ni Quiaque	2,022,899	—	10,392,506	12,415,405	6,044,791	18,460,196	2.38%
			Note(3)

Notes:

(1)	This percentage is based on 774,285,707 ordinary shares of the Company issued as at the Latest Practicable Date.

(2)	The corporate interests of Mr. Wong Wai Kay, Ricky and Mr. Cheung Chi Kin, Paul arise through their respective interests in the following companies:

(i)	339,814,284 shares are held by Top Group International Limited (“Top Group”) which is 42.12% owned by Mr. Wong Wai Kay, Ricky; the interests of Top Group in the Company is also disclosed under the section “Substantial Shareholders” of this circular.

(ii)	24,924,339 shares are held by Worship Limited which is 50.00% owned by Mr. Cheung Chi Kin, Paul.

(3)	10,392,506 shares are jointly owned by Mr. Lai Ni Quiaque and his spouse.

APPENDIX IV	GENERAL INFORMATION

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interests or short positions in the shares, underlying shares and derivative to ordinary shares of the Company and its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

As at the Latest Practicable Date, the interests or short positions of the persons, other than the directors or chief executive of the Company, in the shares and underlying shares of the Company as recorded in the register maintained by the Company required to be kept under Section 336 of the SFO were as follows:

	Interests in
	shares in long	Percentage
Name	positions	interests
		(Note)
Top Group International Limited	339,814,284	43.89%
Jennison Associates LLC	53,798,760	6.95%

Note:	This percentage is based on 774,285,707 ordinary shares of the Company issued as at the Latest Practicable Date.

Save as disclosed above, as at the Latest Practicable Date, the Company had not been notified of any persons (other than directors and chief executive of the Company) having any interest or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO.

3.	DIRECTORS’ SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered or was proposing to enter into a service contract with the Company which was not determinable within 1 year without payment of compensation, other than statutory compensation.

4.	DIRECTORS’ INTERESTS IN ASSETS

As at the Latest Practicable Date, none of the Directors had any direct or indirect interest in any assets which have been, since 31 August 2011, the date to which the latest published audited financial statements of the Group were made up, acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

APPENDIX IV	GENERAL INFORMATION

5.	DIRECTORS’ INTERESTS IN CONTRACTS

As at the Latest Practicable Date, none of the Directors was materially interested, directly or indirectly, in any contract or arrangement entered into by any member of the Group which was subsisting as at the Latest Practicable Date and which was significant in relation to the business of the Group.

6.	DIRECTORS’ INTERESTS IN COMPETING BUSINESSES

As at the Latest Practicable Date, so far as is known to the Directors, none of the Directors or their respective associates had any business or interest in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group.

7.	LITIGATION

So far as the Directors are aware, as at the Latest Practicable Date, no member of the Group was engaged in any litigation, arbitration or claim of material importance and there was no litigation or claim of material importance known to the Directors to be pending or threatened by or against any member of the Group.

8.	MATERIAL CONTRACTS

The following contracts (not being contracts in the ordinary course of business) were entered into by member(s) of the Group within two years immediately preceding the date of this circular which are or may be material:

(a)	the Telecom Group Agreement;

(b)	the Guangzhou Agreement;

(c)	the sale and purchase agreement dated 31 March 2012 entered into between the Company and HKBN and the related documents in relation to the sale and purchase of the Retained Properties for a consideration of HK$250.00 million;

(d)	the deed of grant of indefeasible right of use dated 31 March 2012 entered into between the Company and HKBN allowing the Company to use certain capacity of the network of HKBN for a term of 20 years from Completion for nil consideration;

(e)	the network agreement dated 31 March 2012 entered into between the Company and HKBN in relation to the provision of certain network services by HKBN to the Company at costs incurred by HKBN plus a 5% mark-up;

APPENDIX IV	GENERAL INFORMATION

(f)	the business transfer agreement dated 31 March 2012 entered into between the Company and HKBN in relation to the transfer of IDD 1666 business for nil consideration;

(g)	the trademark licence agreement dated 31 March 2012 entered into between the Company and HKBN in relation to the licensing of certain trademarks to HKBN for nil consideration;

(h)	the asset transfer deed dated 31 March 2012 entered into between Hong Kong Media Production Company Limited and HKBN in relation to the transfer of assets relating to bbTV for nil consideration; and

(i)	the television licence agreement dated 31 March 2012 entered into between Hong Kong Media Production Company Limited and HKBN in relation to the grant of certain rights in channel content to HKBN for a monthly fee of HK$550,000.

9.	QUALIFICATION OF EXPERT

The following is the qualification of the expert who has given its opinion or advice which is contained in this circular:

Name	Qualifications
KPMG	Certified Public Accountants
Savills	Independent Professional Property Valuer

The report from KPMG is given as of the date of this circular for incorporation in this circular.

10.	CONSENT

Each of KPMG and Savills has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its report (if any) and references to its name in the form and context in which they appear.

As at the Latest Practicable Date, each of KPMG and Savills does not have any shareholding in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

As at the Latest Practicable Date, each of KPMG and Savills does not have any direct or indirect interest in any assets which have been, since 31 August 2011, the date to which the latest published audited financial statements of the Group were made up, acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

APPENDIX IV	GENERAL INFORMATION

11.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the office of the Company at Level 39, Tower 1, Metroplaza, No. 223 Hing Fong Road, Kwai Chung, New Territories, Hong Kong during normal business hours from the date of this circular up to and including the date of the EGM:

(a)	the memorandum and articles of association of the Company;

(b)	the annual reports of the Company for the two years ended 31 August 2010 and 31 August 2011;

(c)	the Agreements;

(d)	the report from KPMG on the unaudited pro forma financial information of the Remaining Group, the text of which is set out in Appendix III to this circular;

(e)	the consent letter from KPMG referred to in the paragraph headed “Consent” in this Appendix;

(f)	the material contracts as referred to in the section headed “Material contracts” in this appendix; and

(g)	this circular.

12.	GENERAL

(a)	The registered office of the Company is Level 39, Tower 1, Metroplaza, No. 223 Hing Fong Road, Kwai Chung, New Territories, Hong Kong.

(b)	The share registrar of the Company is Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, No.183 Queen’s Road East, Wanchai, Hong Kong.

(c)	The company secretary of the Company is Mr. Lai Ni Quiaque, who holds a Bachelor of Commerce degree from the University of Western Australia and an Executive Master of Business Administration Degree from Kellogg-HKUST. Mr. Lai is a Fellow member of HKICPA and CPA Australia and is a Member of the Hong Kong Institute of Directors.

(d)	The English text of this circular shall prevail over the Chinese text in case of inconsistency.

NOTICE OF EGM

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 1137)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of City Telecom (H.K.) Limited (“Company”) will be held at The Ballroom Three, 18th Floor, The Mira Hong Kong, 118 Nathan Road, Tsim Sha Tsui, Kowloon, Hong Kong on 25 May 2012 at 12:00 noon (“EGM”) for the purpose of considering and, if thought fit, passing with or without modification, the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

“THAT:

(a)	the sale and purchase agreement (the “Telecom Group Agreement”) entered into between the Company as vendor and Metropolitan Light Company Limited as purchaser (a copy of which has been produced to the EGM marked “A” and initialed by the chairman of the EGM for the purpose of identification) in relation to, amongst other things, the disposal of Telecom Group (as defined in the Company’s circular dated 2 May 2012) and the transactions contemplated under the Telecom Group Agreement (including the Reorganisation (as defined in the Company’s circular dated 2 May 2012)) be and are hereby approved and adopted; and the entering into of the Telecom Group Agreement by the Company and the execution thereof be and are hereby approved, confirmed and ratified;

(b)	the equity transfer agreement (the “Guangzhou Agreement”) entered into between the Company as vendor and Metropolitan Light (HK) Company Limited as purchaser (a copy of which has been produced to the EGM marked “B” and initialed by the chairman of the EGM for the purpose of identification) in relation to, amongst other things, the disposal of the entire equity interest in CTI Guangzhou (as defined in the Company’s circular dated 2 May 2012) and the transactions contemplated under the Guangzhou Agreement be and are hereby approved and adopted; and the entering into of the Guangzhou Agreement by the Company and the execution thereof be and are hereby approved, confirmed and ratified;

NOTICE OF EGM

(c)	the amendment of the vesting period of 9,526,128 share options held by the Excluded Directors (as defined in the Company’s circular dated 2 May 2012) such that those share options will become vested and exercisable upon the Completion (as defined in the Company’s circular dated 2 May 2012) be and is hereby approved and confirmed; and

(d)	all acts done and things executed and all such documents or deeds entered into in connection with or to give effect to the Telecom Group Agreement, the Guangzhou Agreement, the Reorganisation, and the amendment of the vesting period of share options be and are hereby ratified, confirmed and approved, and the board of directors of the Company (“Board”) be and is hereby authorised to do all such acts and things and execute all such documents or deeds and to take all such steps as it considers necessary, desirable or expedient in connection with or to give effect to the Telecom Group Agreement, the Guangzhou Agreement, the Reorganisation, and the amendment of the vesting period of share options and to implement the transactions contemplated thereunder and to agree to such variations amendments or waivers of matters relating thereto as are, in the opinion of the Board, necessary or desirable.”

By Order of the Board City Telecom (H.K.) Limited Wong Wai Kay, Ricky Chairman

2 May 2012

Registered Office:

Level 39

Tower 1, Metroplaza

223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

Notes:

1.	Every member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.

2.	Where there are joint registered holders of any shares of the Company, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto; but if more than one of such joint persons be present at the meeting personally or by proxy, then one of the said persons so present whose name stands first on the register of members in respect of such shares of the Company shall alone be entitled to vote in respect thereof.

NOTICE OF EGM

3.	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarised copy thereof must be delivered to the Company’s share registrar (the “Share Registrar”), Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof.

4.	For the purpose of ascertaining shareholders’ rights of attending and voting at the meeting, the register of members of the Company will be closed from 23 May 2012 to 25 May 2012, both days inclusive, during which period no transfer of shares shall be effected. In order to be entitled to attend and vote at the meeting, all transfers accompanied by the relevant share certificates must be lodged with the Share Registrar, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not later than 4:30 p.m. on 22 May 2012.

5.	As at the date of this notice, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Mr. Yeung Chu Kwong, William (Chief Executive Officer), Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director is Dr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 1137)

FORM OF PROXY FOR THE EXTRAORDINARY GENERAL MEETING

I/We(Note 1)

of

being the registered holder(s) of(Note 2) shares (the “Shares”) of HK$0.10 each in the share capital of City Telecom (H.K.) Limited (the “Company”), HEREBY APPOINT(Note 3) THE CHAIRMAN OF THE MEETING

or

of

as my/our proxy to attend and act for me/us and on my/our behalf at the extraordinary general meeting (the “Meeting”) of the Company to be held at The Ballroom Three, 18th Floor, The Mira Hong Kong, 118 Nathan Road, Tsim Sha Tsui, Kowloon, Hong Kong on Friday, 25 May 2012 at 12:00 noon (or at any adjournment thereof) for the purpose of considering and, if thought fit, passing the ordinary resolutions as set out in the notice convening the Meeting and at the Meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of such resolutions as hereunder indicated(Note 4):–

	RESOLUTIONS	FOR(Note 4)	AGAINST(Note 4)

1.

(a)    To approve and adopt the Telecom Group Agreement (as defined and described in the circular to the shareholders of the Company dated 2 May 2012 (the “Circular”)) and the transactions contemplated thereunder; and to approve, confirm and ratify the entering into and execution of the Telecom Group Agreement by the Company;

(b)    To approve and adopt the Guangzhou Agreement (as defined and described in the Circular) and the transactions contemplated thereunder; and to approve, confirm and ratify the entering into and execution of the Guangzhou Agreement by the Company;

(c)    To approve and confirm the amendment of the vesting period of 9,526,128 share options held by the Excluded Directors (as defined in the Circular); and

(d)    To ratify, confirm and approve all acts done and things executed and all such documents or deeds entered into in connection with or to give effect to the Telecom Group Agreement, the Guangzhou Agreement, the Reorganisation (as defined and described in the Circular), and the amendment of the vesting period of share options, and to authorise the board of directors of the Company (the “Board”) to do all such acts and things and execute all such documents or deeds and to take all such steps as it considers necessary, desirable or expedient in connection with or to give effect to the above and to implement the transactions contemplated thereunder and to agree to such variations, amendments or waivers of matters relating thereto as are, in the opinion of the Board, necessary or desirable.

Date	Signature(Note 5)

Notes:

1.	Full name(s) and address(es) must be inserted in BLOCK CAPITALS. The names of all joint registered holders should be stated.

2.	Please insert the number of Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all Shares registered in your name(s).

3.	If any proxy other than the chairman of the Meeting is preferred, strike out “THE CHAIRMAN OF THE MEETING or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. A proxy does not need to be a member of the Company but must attend the Meeting in person to represent you. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, PLEASE TICK (“✓”) IN THE RELEVANT BOX BELOW THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST A RESOLUTION, PLEASE TICK (“✓”) IN THE RELEVANT BOX BELOW THE BOX MARKED “AGAINST”. If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his/her discretion or to abstain. Your proxy will also be entitled to vote at his/her discretion or to abstain on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.

5.	This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer, attorney or other person duly authorised to sign the same.

6.	To be valid, this completed and signed form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited at the Company’s share registrar, Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for the holding of the Meeting or any adjournment meeting, as the case may be.

7.	Where there are joint registered holders of any shares of the Company, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto; but if more than one of such joint holders be present at the Meeting personally or by proxy, then one of the said holders so present whose name stands first on the register of members of the Company in respect of such shares of the Company shall alone be entitled to vote in respect thereof.

8.	Completion and return of this form of proxy will not preclude you from attending and voting in person at the Meeting or adjourned meeting if you so wish. If you attend and vote at the Meeting, the authority of your proxy will be revoked.